Filed Pursuant to Rule 424(b) (3)

PROSPECTUS
FIRST TRINITY FINANCIAL CORPORATION
1,333,334 SHARES OF COMMON STOCK

This prospectus relates to a public offering of 1,333,334 shares of common stock, $.01 par value per share, of First Trinity Financial Corporation for $7.50 per share that commenced on June 29, 2010.  First Trinity Financial Corporation is referred to as “FTFC” or the “Company” and the securities are referred to as shares of “Common Stock.”  The Company will receive $8,500,000 after offering expenses and sales commissions if all of the securities are sold.

	Per Share	Total
Public offering price	$7.50	$10,000,000
Less: Estimated offering expenses (excluding selling agent fees and expenses)	(0.38)	(500,000)
Less: Estimated selling agent fees and expenses	(0.75)	(1,000,000)
Estimated net proceeds	$6.37	$8,500,000

Through March 25, 2011, the Company has sold 674,578 shares of Common Stock since the offering commenced.  After offering expenses and selling agent fees and expenses, the Company has received net proceeds of approximately $4,300,435.  The shares of Common Stock will continue to be offered and sold by our registered securities agents in the State of Oklahoma. The shares will be offered and sold on a best efforts basis. By “best efforts” we mean that we are not required to sell any specific number or dollar amount of shares. For a description of the plan of distribution of these shares, please see page 16 of this prospectus. Our securities are not listed on a national securities exchange or quoted on the Over-the-Counter Bulletin Board. There is no assurance that a market may be established in the future. In addition to the 1,333,334 shares mentioned above, we have registered an additional 133,334 shares of Common Stock to cover over-subscriptions if any occur.

We will not accept subscriptions from any potential investor who does not meet one of the following standards: (1) a minimum annual gross income of $70,000 and a minimum net worth of $70,000 excluding vehicles, home and home furnishings; or (2) a minimum net worth of $150,000 excluding vehicles, home, and home furnishings. In addition, we will not accept subscriptions from any potential investor who is investing more than 10% of their net worth, excluding vehicles, home and home furnishings.

This offering will end on June 28, 2011, unless all of the Shares are sold before then or the offering is extended.

Our business and an investment in our Common Stock involve significant risks. You should refer to the factors described in the section called “Risk Factors” beginning on page 5 of this prospectus. Among the Risk Factors is a disclosure about our operating losses and accumulated deficit.  You should not invest unless you can afford to lose your entire investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 7, 2011.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. You should assume that information appearing in this prospectus as well as the information we filed previously with the Securities and Exchange Commission, or SEC, and incorporated herein by reference is accurate only as of the date of the document containing the information.

PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus before making an investment decision.

You should pay special attention to the “Risk Factors” section beginning on page 5 of this prospectus in determining whether an investment in our Common Stock is appropriate for you.

In this prospectus, references to the “Company,” “we,” “us,” “our,” “First Trinity,” “FTFC” and “registrant” refer to First Trinity Financial Corporation. Our life insurance subsidiary, Trinity Life Insurance Company, is referred to as “TLIC.” Our premium finance subsidiary, First Trinity Capital Corporation, is referred to as “FTCC.”

First Trinity Financial Corporation

First Trinity Financial Corporation is an Oklahoma corporation with offices at 7633 E. 63rd Place, Suite 230, Tulsa, Oklahoma 74133. The Company’s telephone number is (918) 249-2438. The Company was incorporated on April 19, 2004 for the purpose of forming and/or acquiring a life insurance company or insurance related companies and the formation of other financial service businesses. We received our Certificate of Authority for TLIC, our life insurance subsidiary (“Old TLIC”), from the Oklahoma Department of Insurance on June 22, 2006. We incorporated our premium finance subsidiary, FTCC, in February of 2006. We have been selling life insurance since March of 2007, and making premium finance loans since January of 2007. On December 23, 2008, we purchased First Life America Corporation (“FLAC”) from Brooke Capital Corporation to increase our insurance business. On August 31, 2009, we merged Old TLIC into FLAC with FLAC being the surviving company, and we then changed the name of FLAC to TLIC.

We are a holding company for an insurance company and a premium finance company. We operate our insurance company in eight states and develop and market individual life insurance and annuity products. We serve middle-income consumers with a focus on seniors. We believe this is an attractive, underserved, high growth market. We sell our products through independent producers (some of whom sell one or more of our product lines exclusively). We operate our premium finance company in three states and finance casualty insurance premiums through general insurance agencies.

State insurance holding company statutes applicable to us generally provide that no person may acquire control of us, and thus indirect control of our insurance subsidiary, without prior approval of the relevant state insurance commissioners. Generally, any person who acquires beneficial ownership of 10% or more of our outstanding voting securities would be presumed to have acquired such control unless the relevant state insurance commissioners upon application determine otherwise. Beneficial ownership includes the acquisition, directly or indirectly (by revocable proxy or otherwise), of our voting shares. If any person acquires 10% or more of the outstanding shares of common stock in violation of such provisions, our insurance subsidiary or the state insurance commissioner is entitled to injunctive relief, including enjoining any proposed acquisition, or seizing shares of common stock owned by such person, and such shares of common stock would not be entitled to be voted.

The Offering

Securities Offered	1,333,334 shares of Common Stock. The Company has registered an additional 133,334 shares for over-subscriptions.

Common Stock Outstanding Before Offering	5,805,000 shares before the offering and 6,798,758 as of March 25, 2011.

Common Stock Outstanding After Offering (if maximum sold)	7,462,072 shares. The Company has registered an additional 133,334 shares of Common Stock for over-subscriptions, if any.

Results of Offering to Date
As of March 25, 2011, the Company has received gross proceeds of $5,059,335 from the sale of 674,578 shares of its common stock in this offering and incurred $758,900 in offering expenses and selling agent fees and expenses.  The proceeds were held in an escrow account until over 133,334 shares were sold.  These proceeds were released from escrow in August 2010 after the offering exceeded $1,000,000 in gross proceeds from the sale of over 133,334 shares.

Minimum Subscription
Subscriptions will be subject to a minimum purchase of 200 shares of Common Stock ($1,500) and a maximum purchase of 10,000 shares ($75,000), unless management of the Company in its sole discretion permits the purchase of a larger number of shares.

Plan of Distribution
Shares will be sold on a “best efforts” basis through agents of the Company registered in Oklahoma who will receive a direct commission based upon such sales not to exceed 10%. See “Plan of Distribution” below for additional information.

Use of Proceeds
We estimate that our net proceeds from the sale of shares in this offering, after deducting commissions and offering expenses, will be approximately $8,500,000 if the maximum number of shares of Common Stock is sold.  We intend to use the net proceeds for general corporate purposes, including working capital, to increase the capital and/or surplus of our insurance subsidiary as needed to maintain adequate capital and for potential acquisitions of insurance companies or life insurance business.

Term of Offering	The offering will continue until June 28, 2011 unless all of the shares are sold before then. We may extend this offering for one additional year by a future amendment to our registration statement.

Risk Factors	See “Risk Factors” beginning on page 5 of this prospectus for a discussion of the risk factors you should carefully consider before deciding to invest in our common stock.

Suitability	We will not accept subscriptions from any potential investor who does not meet one of the following standards: (1) a minimum annual gross income of $70,000 and a minimum net worth of $70,000 excluding vehicles, home and home furnishings; or (2) a minimum net worth of $150,000 excluding vehicles, home, and home furnishings. In addition, we will not accept subscriptions from any potential investor who is investing more than 10% of their net worth, excluding vehicles, home and home furnishings.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Also, whenever we use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” or similar expressions, we are making forward looking statements. For example, when we discuss in this prospectus or any of the documents incorporated by reference future trends in the life insurance or premium finance industries and our expectations based on such trends, we are using forward looking statements. These forward looking statements are based upon our present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by our forward looking statements as a result of various factors.

Important factors that could cause actual results to differ materially from those in our forward looking statements include, among others, general market conditions, including the recent downturn in the economy and the growth in consumer debt, regulatory developments and other conditions which are not within our control. Other risks may adversely impact us, as described more fully in the section called “Risk Factors”. You should not place undue reliance upon forward looking statements. Except as required by law, we undertake no obligation to update or revise any forward looking statements as a result of new information, future events or otherwise.

RISK FACTORS

Your investment in our Common Stock involves risk. You should carefully consider the risks described below, as well as other information included or incorporated by reference in this prospectus, before making a decision to buy our Common Stock. If any of the following risks actually occurs, our business could be materially harmed. In that case, the value of our Common Stock could decline, and you may lose all or part of your investment. You also should refer to the other information in this prospectus, including our financial statements and the related notes.

Risks Related To Our Business

We have suffered operating losses for the years prior to this offering and have an accumulated deficit of approximately $3,477,000 at December 31, 2010.

We have experienced net losses since inception in 2004. Old TLIC sustained losses for its first two years of operation although in 2009 TLIC had pre-tax income of $736,035.  Our premium finance subsidiaries revenue decreased from 2009 to 2010 but its pre-tax loss decreased from $619,613 in 2009 to $340,395 in 2010.  The 2009 loss was due to a loss on fraudulent loans and an increase in loan loss reserves as explained below. We cannot be certain that we will achieve or sustain profitability on a quarterly or annual basis in the future.

In addition, although we are under no obligation to do so, we may elect to contribute additional capital to strengthen the surplus of our insurance subsidiary for regulatory purposes or to provide the capital necessary for growth. Any election regarding the contribution of additional capital to our insurance subsidiary could affect the ability of our insurance subsidiary to pay dividends.

We are a holding company and our liquidity and ability to meet our obligations may be constrained by the ability of our insurance subsidiary to distribute cash to us.

We are a holding company with no business operations of our own. We depend on our initial capital and operating subsidiaries for cash to pay administrative expenses. We receive interest payments on surplus debentures from our insurance subsidiary, as well as cash from our non-insurance subsidiary consisting of principal and interest payments. A deterioration in the financial condition, earnings or cash flow of our subsidiaries for any reason could hinder the ability of our subsidiaries to make disbursements to us. In addition, we may elect to contribute additional capital to our insurance subsidiary to strengthen its surplus for regulatory purposes or to provide the capital necessary for growth, in which case it is less likely that our insurance subsidiary would pay dividends to us. Accordingly, this could limit our ability to satisfy holding company financial obligations.

Payments from our non-insurance subsidiary do not require approval by any regulatory authority or other third party. However, the payment of dividends or surplus debenture interest by our insurance subsidiary is subject to state insurance department regulations and may be prohibited by insurance regulators if they determine that such dividends or other payments could be adverse to our policyholders or contract holders. Oklahoma Insurance Department regulations permit dividends to be paid from statutory earned surplus of the insurance company without regulatory approval for any 12-month period in amounts equal to the lesser of statutory net gain from operations, excluding realized capital gains, or 10% of insurer’s surplus as regards policyholders as of the end of the preceding year. This type of dividend is referred to as “ordinary dividends.” Any dividends in excess of these levels require the approval of the Oklahoma Insurance Commissioner. This type of dividend is referred to as “extraordinary dividends”. Accordingly, any dividend payments from our insurance subsidiary will require the prior approval of the Oklahoma Insurance Commissioner.

Furthermore, risk-based capital requirements and other capital requirements can also limit, in certain circumstances, the ability of our insurance subsidiary to pay dividends. For example, certain states have established minimum capital requirements for insurance companies licensed to do business in their state.

In addition, although we are under no obligation to do so, we may elect to contribute additional capital to strengthen the surplus of our insurance subsidiary for regulatory purposes or to provide the capital necessary for growth.

There are risks to our business associated with the current economic environment.

Over the past two years, the U.S. economy has experienced unprecedented credit and liquidity issues and entered into a recession. Following several years of rapid credit expansion, a sharp contraction in mortgage lending coupled with dramatic declines in home prices, rising mortgage defaults and increasing home foreclosures, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to most sectors of the credit markets, and to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be subsidized by the U.S. government and, in some cases, to fail. Reflecting concern about the stability of the financial markets, generally, and the strength of counterparties, many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including other financial institutions. These factors, combined with declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a prolonged recession.

Even under more favorable market conditions, general factors such as the availability of credit, consumer spending, business investment, capital market conditions and inflation affect our business. For example, in an economic downturn, higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending may depress the demand for life insurance and annuity products. In addition, this type of economic environment may result in higher lapses or surrenders of policies. Accordingly, the risks we face related to general economic and business conditions are more pronounced given the severity and magnitude of the recent adverse economic and market conditions experienced.

More specifically, our business is exposed to the performance of the debt and equity markets, which have been materially and adversely affected by recent economic developments. Adverse conditions, including but not limited to, a lack of buyers in the marketplace, volatility, credit spread changes, and benchmark interest rate changes, have affected and will continue to impact the liquidity and value of our investments. We experienced realized losses during 2009 due to bond defaults; however the recovery in the debt and equity market performance was beneficial to us during 2009 and 2010 due to having purchased the bonds and equity securities of FLAC in a depressed market.

Changes in interest rates that have adversely affected, and will continue to adversely affect, our business, financial condition, growth and profitability include, but are not limited to, the following:

A widening of credit spreads, such as the market experienced in 2008 could increase the net unrealized loss position of our investment portfolio and may ultimately result in increased realized losses. The value of our investment portfolio can also be affected by illiquidity and by changes in assumptions or inputs we use in estimating fair value. Although the value of our investments increased on an aggregate basis in 2010, there can be no assurance that higher realized and/or unrealized losses will not occur in the future. Continued adverse capital market conditions could result in further realized and/or unrealized losses.

Changes in interest rates also have other effects related to our investment portfolio. In periods of increasing interest rates, life insurance policy loans, surrenders and withdrawals could increase as policyholders seek investments with higher returns. This could require us to sell invested assets at a time when their prices are depressed by the increase in interest rates, which could cause us to realize investment losses. Conversely, during periods of declining interest rates, we could experience increased premium payments on products with flexible premium features, repayment of policy loans and increased percentages of policies remaining in-force. We would obtain lower returns on investments made with these cash flows. In addition, borrowers may prepay or redeem bonds in our investment portfolio so that we might have to reinvest those proceeds in lower yielding investments. As a consequence of these factors, we could experience a decrease in the spread between the returns on our investment portfolio and amounts credited to policyholders and contract owners, which could adversely affect our profitability.

Increasing consumer concerns about the returns and features of our products or our financial strength may cause existing customers to surrender policies or withdraw assets, and diminish our ability to sell policies and attract assets from new and existing customers, which would result in lower sales and revenues.

It is difficult to predict how long the current economic and market conditions will continue, whether the financial markets will continue to deteriorate and which aspects of our products and/or business will be adversely affected. However, the lack of credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity are likely to continue to materially and adversely affect our business, financial condition and results of operations.

The determination of the amount of realized investment losses recorded as impairments of our investments is highly subjective and could have a material adverse effect on our operating results and financial condition.

The determination of the amount of realized investment losses recorded as impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in realized investment gains and losses from impairments in operating results as such evaluations are revised. Our assessment of whether unrealized losses are other-than-temporary impairments requires significant judgment and future events may occur, or additional information may become available, which may necessitate future impairments of securities in our portfolio. Historical trends may not be indicative of future other-than-temporary impairments. For example, the cost of our fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. The assessment of whether impairments have occurred is based on our case-by-case evaluation of the underlying reasons for the decline in fair value.

The determination of the fair value of our fixed maturity securities results in unrealized net investment gains and losses and is highly subjective and could materially impact our operating results and financial condition.

In determining fair value, we generally utilize market transaction data for the same or similar instruments. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. The fair value of financial assets and financial liabilities may differ from the amount actually received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the fair values of the financial assets and financial liabilities. As of December 31, 2010, our total unrealized net investment gains before deferred income taxes and adjustment to deferred acquisition costs were $3,621,646.

If we fail to raise a significant portion of the offering our plans to seek acquisitions will be effected.

If we do not raise a significant portion of this offering, we will be limited to the size and financing options available for any acquisitions of life insurance companies or life insurance business. This may negatively impact our plan for growth of the Company.

Our business is subject to extensive regulation.

Our insurance business is subject to extensive regulation and supervision in the jurisdictions in which we operate. Our insurance subsidiary is subject to state insurance laws that establish supervisory agencies. Such agencies have broad administrative powers including the power to grant and revoke business licenses, regulate and supervise sales practices and market conduct, establish guaranty associations, license agents, approve policy forms, establish reserve requirements, prescribe the form and content of required financial statements and reports, determine the reasonableness and adequacy of statutory capital and surplus, perform financial, market conduct and other examinations, define acceptable accounting principles; and regulate the types and amounts of permitted investments.

The regulations issued by state insurance agencies can be complex and subject to differing interpretations. If a state insurance regulatory agency determines that our insurance subsidiary is not in compliance with applicable regulations, the subsidiary is subject to various potential administrative remedies including, without limitation, monetary penalties, restrictions on the subsidiary’s ability to do business in that state and a return of a portion of policyholder premiums. In addition, regulatory action or investigations could cause us to suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

Our insurance subsidiary is also subject to risk-based capital requirements. These requirements were designed to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks associated with asset quality, mortality and morbidity, asset and liability matching and other business factors. The requirements are used by states as an early warning tool to discover companies that may be weakly-capitalized for the purpose of initiating regulatory action. Generally, if an insurer’s risk-based capital falls below specified levels, the insurer is subject to different degrees of regulatory action depending upon the magnitude of the deficiency. The 2010 statutory annual statements filed with the state insurance regulators reflected total adjusted capital in excess of the levels subjecting the subsidiary to any regulatory action.

Regulatory developments relating to the recent financial crisis may also significantly affect our operations and prospects in ways that we cannot predict.  New regulations will likely affect critical matters, including capital requirements.  If we fail to manage the impact of these developments effectively, our prospects, results and financial condition could be materially adversely affected.

Our reserves for future insurance policy benefits and claims may prove to be inadequate, requiring us to increase liabilities which results in reduced net income and shareholders’ equity.

Liabilities for insurance products are calculated using management’s best judgments, based on our past experience and standard actuarial tables of mortality, morbidity, lapse rates, investment experience and expense levels. We establish reserves based on assumptions and estimates of factors either established at the date of acquisition for business acquired or considered when we set premium rates for business written.

Many factors can affect these reserves and liabilities, such as economic and social conditions, changes in life expectancy and regulatory actions. Therefore, the reserves and liabilities we establish are necessarily based on estimates, assumptions, industry data and prior years’ statistics. It is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition.

We may be required to accelerate the amortization of the cost of policies produced or the value of policies acquired.

Costs of policies produced represent the costs that vary with, and are primarily related to, producing new insurance business. The value of policies acquired represents the value assigned to the right to receive future cash flows from contracts in-force in FLAC at the date FLAC was acquired. The balances of these accounts are amortized over the expected lives of the underlying insurance contracts. On an ongoing basis, we test these accounts recorded on our balance sheet to determine if these amounts are recoverable under current assumptions. In addition, we regularly review the estimates and assumptions underlying these accounts for those products for which we amortize the cost of policies produced or the value of business acquired in proportion to gross profits or gross margins. If facts and circumstances change, these tests and reviews could lead to reduction in the balance of those accounts that could have an adverse effect on the results of our operations and our financial condition.

Our operating results will suffer if policyholder surrender levels differ significantly from our assumptions.

Surrenders of our annuities and life insurance products can result in losses and decreased revenues if surrender levels differ significantly from assumed levels. The surrender charges that are imposed on our fixed rate annuities typically decline during a penalty period, which ranges from three to ten years after the date the policy is issued. Surrender charges are eliminated after the penalty period. Surrenders and redemptions could require us to dispose of assets earlier than we had planned, possibly at a loss. Moreover, surrenders and redemptions require faster amortization of either the acquisition costs or the commissions associated with the original sale of a product, thus reducing our net income. We believe policyholders are generally more likely to surrender their policies if they believe the issuer is having financial difficulties, or if they are able to reinvest the policy’s value at a higher rate of return in an alternative insurance or investment product.

The amount of statutory capital that we have and the amount of statutory capital that we must hold to maintain our financial strength and credit ratings and meet other requirements can vary significantly from time to time and is sensitive to a number of factors outside of our control, including equity market, credit market, interest rate, changes in policyholder behavior and changes in rating agency models.

We conduct the majority of our business through our life insurance company subsidiary.  Accounting standards and statutory capital and reserve requirements for these entities are prescribed by the applicable insurance regulators and the National Association of Insurance Commissioners (“NAIC”).  Insurance regulators have established regulations that provide minimum capitalization requirements based on risk-based capital formulas for life companies.  The risk-based capital formula for life companies establishes capital requirements relating to insurance, business, asset and interests rate risks, including equity, interest rate and expense recovery risks associated with variable annuities that contain death benefits or certain living benefits.

In any particular year, statutory surplus amounts and risk-based capital ratios may increase or decrease depending on a variety of factors -  the amount of statutory income or losses generated by our insurance subsidiary (which itself is sensitive to equity market and credit market conditions), the amount of additional capital our insurance subsidiary must hold to support business growth, changes in equity market levels, the  value of certain fixed-income and equity securities in our investment portfolio, the value of certain derivative instruments, changes in interest rates, as well as changes to the NAIC risk-based capital formulas.  Most of these factors are outside of the Company’s control.  The Company’s financial strength is significantly influenced by the statutory surplus amounts and risk-based capital ratios of our insurance company subsidiary.  Due to a variety of factors, projecting statutory capital and the related risk-based capital ratios is complex.

Changing interest rates may adversely affect our results of operations.

Our profitability is affected by fluctuating interest rates. While we monitor the interest rate environment and our financial results could be adversely affected by changes in interest rates. Our annuity business is subject to several inherent risks arising from movements in interest rates, especially if we fail to anticipate or respond to such movements. First, interest rate changes can cause compression of our net spread between interest earned on investments and interest credited to customer deposits. Our ability to adjust for such a compression is limited by the guaranteed minimum rates that we must credit to policyholders on certain products, as well as the terms on most of our other products that limit reductions in the crediting rates to pre-established intervals. Second, if interest rate changes produce an unanticipated increase in surrenders of our annuity products, we may be forced to sell invested assets at a loss in order to fund such surrenders. Third, the profits from other insurance products can be adversely affected when interest rates decline because we may be unable to reinvest the cash from premiums received at the interest rates anticipated when we sold the policies. Finally, changes in interest rates can have significant effects on the market value and performance of our investments in general.

Concentration of our investment portfolios in any particular sector of the economy or type of asset may have an adverse effect on our financial position or results of operations.

The concentration of our investment portfolios in any particular industry, group of related industries, asset classes (such as residential mortgage-backed securities and other asset-backed securities), or geographic area could have an adverse effect on their value and performance and, consequently, on our results of operations and financial position. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative impact on any particular industry, group of related industries or geographic area may have an adverse effect on the investment portfolios to the extent that the portfolios are concentrated.

General market conditions affect investments and investment income.

The performance of our investment portfolio depends in part upon the level of and changes in interest rates, risk spreads, market volatility, the performance of the economy in general, the performance of the specific obligors included in our portfolio and other factors that are beyond our control. Changes in these factors can affect our net investment income in any period, and such changes can be substantial.

Financial market conditions can also affect our realized and unrealized investment gains (losses). During periods of rising interest rates, the fair values of our investments will typically decline. Conversely, during periods of falling interest rates, the fair values of our investments will typically rise.

Competition from companies that have greater market share, higher ratings, greater financial resources and stronger brand recognition, may impair our ability to retain existing customers and sales representatives, attract new customers and sales representatives and maintain or improve our financial results.

We sell life insurance and fixed annuities and have a relatively small market share. Many of our competitors are larger companies that have higher financial strength ratings, greater capital, technological and marketing resources. Recent industry consolidation, including business combinations among insurance and other financial services companies, has resulted in larger competitors with even greater financial resources. Furthermore, changes in federal law have narrowed the historical separation between banks and insurance companies, enabling traditional banking institutions to enter the insurance and annuity markets and further increase competition. This increased competition may harm our ability to improve our profitability.

In addition, because the actual cost of products is unknown when they are sold, we are subject to competitors who may sell a product at a price that does not cover its actual cost. Accordingly, if we do not also lower our prices for similar products, we may lose market share to these competitors. If we lower our prices to maintain market share, our profitability will decline.

We must attract and retain sales representatives to sell our insurance and annuity products. Strong competition exists among insurance and financial services companies for sales representatives. We compete for sales representatives primarily on the basis of our financial position, financial strength ratings, support services, compensation, products and product features. Our competitiveness for such agents also depends upon the relationships we develop with these agents. If we are unable to attract and retain sufficient numbers of sales representatives to sell our products, our ability to compete and our revenues and profitability would suffer.

Tax law changes could adversely affect our insurance product sales and profitability.

We sell deferred annuities and some forms of life insurance that are attractive, in part, because policyholders generally are not subject to U.S. federal income tax on increases in policy values until some form of distribution is made. Congress has enacted legislation to lower marginal tax rates, to reduce the U.S. federal estate tax gradually over a ten-year period (with total elimination of the U.S. federal estate tax in 2010) and to increase contributions that may be made to individual retirement accounts and 401(k) accounts. While these tax law changes were extended at the beginning of 2011, future congressional action to cancel the extensions could diminish the appeal of our annuity and life insurance products because the benefit of tax deferral is lessened when tax rates are lower and because fewer people may purchase these products when they can contribute more to individual retirement accounts and 401(k) accounts. Additionally, Congress has considered, from time to time, other possible changes to U.S. tax laws, including elimination of the tax deferral on the accretion of value within certain annuities and life insurance products. Such a change would make these products less attractive to prospective purchasers and therefore would likely cause our sales of these products to decline.

We face risk with respect to our reinsurance agreements.

We transfer exposure to certain risks to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported claims in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. As of December 31, 2010, our reinsurance receivables totaled $977,397. Our ceded life insurance in-force totaled $44.9 million. When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations may require us to increase liabilities, thereby reducing our net income and shareholders’ equity.

Our insurance subsidiary may be required to pay assessments to fund other companies’ policyholder losses or liabilities and this may negatively impact our financial results.

The solvency or guaranty laws of most states in which an insurance company does business may require that company to pay assessments up to certain prescribed limits to fund policyholder losses or liabilities of other insurance companies that become insolvent. Insolvencies of insurance companies increase the possibility that these assessments may be required. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer’s financial strength and, in certain instances, may be offset against future premium taxes. We cannot estimate the likelihood and amount of future assessments. Although past assessments have not been material, if there were a number of large insolvencies, future assessments could be material and could have a material adverse effect on our operating results and financial position.

We may not be able to obtain a favorable insurance rating.

Insurance ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Ratings reflect the rating agencies’ opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. There can be no assurance that our insurance company will be rated by a rating agency or that a rating, if and when received, will be favorable to the insurance subsidiary.

Our premium finance business will be subject to risk.

Our premium finance business is subject to the risk that we will not be able to successfully market our products, the possibility of interest rate changes which could affect the profitability of the business, the possibility of regulatory changes including limits on the amount of interest which could be charged, the insolvency of an insurance company or agency whose premiums have been financed and the competition from other premium finance companies that have greater capitalization and have existing business in the states in which we operate.

Risks Related To The Offering and Ownership of Our Common Stock

No market exists or is expected to develop for the Common Stock.

There is currently no existing public or other market for our Common Stock. The development of a public trading market, if any, will depend upon the Company’s ability to meet the listing requirements on an exchange or trading system. There is no assurance that we will be able to meet those standards or that we will attempt to do so.

We have no plans to pay dividends on our Common Stock, and you may not receive funds without selling your Common stock.

We have not declared or paid cash dividends on our Common Stock and do not anticipate paying such dividends in the foreseeable future. We currently intend to retain available funds to finance our operations and growth. Future dividend policy will be at the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors. See “Description of Securities” below for additional information.

Accordingly, you may have to sell some or all of your common stock in order to generate cash from your investment. Because there is no public market for the stock, you may not receive a gain when you sell our common stock and you may lose the entire investment.

On January 10, 2011, the Company’s Board of Directors approved a 5% share dividend by which shareholders received a share of Common Stock for each 20 shares of common stock of the Company they held.  The dividend was payable to the holders of shares of the Corporation as of March 10, 2011.  Fractional shares were rounded to the nearest whole number of shares.  The Company issued 323,738 shares in connection with the stock dividend that resulted in accumulated deficit being charged by approximately $2,428,035 with an offsetting credit of $2,428,035 to common stock and additional paid-in capital.

You will suffer an immediate and substantial dilution in the net tangible book value of the Shares you purchase.

Using our December 31, 2010 net worth, there will be an immediate and substantial dilution in the book value of each purchaser’s investment. The dilution would be a minimum of $4.50 per share or 60% of the $7.50 offering price if all the shares offered are sold and could be substantially higher depending upon the number of shares sold. This dilution, which is influenced by our net losses from operations, is due in large part to the fact that prior investors in the Company paid an average price of $2.67 per share when they purchased their shares of Common Stock, which is substantially less than the offering price of $7.50 per share in this offering. Dilution will also affect your investment if the minimum number of shares is sold in this offering.  See “Dilution” below for additional information.

Our management will have broad discretion in using the net proceeds of this offering.

We intend to reserve a substantial portion of the offering for the acquisition of other life insurance companies or blocks of life insurance business and for working capital. While such acquisitions require approval of the insurance commissioner in the appropriate state, management will have absolute and broad discretion regarding the selection of any acquisition. Investors will be dependent upon the judgment and ability of management to select an acquisition that meets the financial and operational objectives of the Company. Investors will also be dependent upon management’s judgment regarding timing of an acquisition. In addition, prospective investors who invest in the Company will be entirely dependent on the judgment of our management in connection with the allocation of the funds raised herein for working capital. There can be no assurance that determinations ultimately made by such persons relating to the specific allocation of those proceeds will permit us to achieve our business objectives. See “Use of Proceeds” below for additional information.

This offering has not been independently reviewed.

We are offering the shares of Common Stock directly through issuer agents. While we have reserved the right to place the shares through the services of a stock broker, the shares in all likelihood will be sold without the use of an investment banker. Consequently, no independent review of the offering has been, or will likely be, made by any investment banker.

The offering price of the shares has been fixed exclusively by our management.

While our management has reviewed and considered our assets, operations, and the acquisition of FLAC in relationship to our initial offerings, the offering price is arbitrarily determined by the Company and bears no relationship to assets, earnings, recent arm’s-length private sales or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price. See “Determination of Offering Price” below for additional information.

We and our agents in this offering must comply with federal “broker” and “dealer” laws, and a failure to comply with these laws would materially and adversely affect our financial condition.

We do not plan to use the services of a broker/dealer to place the shares. Instead, we will offer the shares through certain of our agents and employees that have been registered as our agents in Oklahoma. See “Plan of Distribution” below for additional information. Neither we nor any of our agents have registered with FINRA as a “broker” or a “dealer” but have relied on a statutory exemption for a broker or dealer whose business is exclusively within a single state and who does not make use of any facility of a national securities exchange. Should a determination be made that any of the individual agents recruited to sell the shares was acting in violation of the statutory exemption, we could be subject to the voidability of contract provisions of the securities laws for any transactions made in violation of the securities acts.

We are highly dependent upon our key personnel, and the loss of any of our key personnel could materially and adversely affect our business.

Our ability to operate successfully will be dependent primarily upon the efforts of Gregg Zahn, our President and CEO. We have an employment agreement with Mr. Zahn and a $1 million “key man” life insurance policy on his life but the loss of his services could have a materially adverse effect on our ability to operate successfully.

Our officers and directors will own 13.50% of our Common Stock and will continue to have substantial control over us following this offering.

As of the date of this prospectus, our officers and directors own approximately 14.82% of the outstanding shares of our Common Stock. In the event that all of the shares are sold pursuant to this prospectus, our officers and directors will own approximately 13.50% of the outstanding shares of our Common Stock. See “Security Ownership of Certain Beneficial Owners and Management” below for additional information. As a result, the officers and directors will be able to continue to influence decisions requiring shareholder approval, including election of the directors and all corporate actions and changes. This could limit the ability of purchasers in this offering to influence the outcome of key transactions.

State insurance laws may delay, deter or prevent a takeover attempt that may be in the best interests of stockholders.

State insurance laws include provisions that may delay, deter or prevent a takeover attempt that may be in the best interests of stockholders. For example, under applicable state insurance holding company laws and regulations, no person may acquire control of us, and thus indirect control of our insurance subsidiary, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the appropriate insurance regulatory authorities. Under applicable laws and regulations, any person acquiring, directly by stock ownership or indirectly (by revocable proxy or otherwise) 10% or more of the voting power of our capital stock would be presumed to have acquired control of us, and a person who beneficially acquires 10% or more of our shares of Common Stock without obtaining the approval of the appropriate state insurance commissioners would be in violation of state insurance holding company statutes and would be subject to injunctive action requiring disposition or seizure of the shares and prohibiting the voting of such shares, as well as other action determined by the state insurance commissioners, unless the appropriate insurance regulatory authorities, upon advance application, determine otherwise. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock.

USE OF PROCEEDS

The Company intends to use the proceeds to finance future acquisition of life insurance companies or blocks of life insurance business, to provide up to $2 million of capital and/or surplus for TLIC as needed to maintain adequate capital and to increase working capital. We will use up to 10% of the proceeds to pay sales commissions to our agents and an additional 5% of the proceeds to pay additional offering costs.

The following table summarizes the anticipated use of the gross proceeds from the sale of shares, assuming all shares offered are sold and if only the actual number of shares sold through March 25, 2011 (674,578 shares that generated gross proceeds of $5,095,335) are sold. It should be noted, however, that certain of these figures are only estimates and are subject to change, particularly if less than all of the shares offered are sold. There can be no assurance that actual experience will approach this anticipated use of proceeds:

	Actual Sales Through	Maximum Offering of
	March 25, 2011	1,333,334 Shares
Expenses of the offering (1)
Sales commissions (2)	$505,933	$1,000,000
Legal, accounting, printing and office expense	80,949	160,000
Agent recruitment and training	172,017	340,000
Capital and/or surplus TLIC (3)	1,000,000	2,000,000
Available for acquisitions (3)	2,500,000	5,000,000
Working capital (3)	800,436	1,500,000
Total	$5,059,335	$10,000,000

(1)
Includes fees and expenses for legal, accounting, registration and our transfer agent and printing and mailing costs in connection with the offering. Also includes agent recruiting, training, and registration expenses, as well as amounts paid for prizes and bonuses to sales personnel in connection with their sales efforts. In no event will sales commissions and other offering expenses exceed 15% of the gross proceeds.

(2)	The Company’s sales agents will be paid commissions ranging from 7% to 10% of the shares sold by them. The table assumes that all commissions will be 10%.

(3)
The Company will use the net proceeds in the following order of priority; (1) acquisition of life insurance companies or blocks of life insurance business, (2) working capital, and (3) capital and/or surplus for TLIC. The Company may alter the priorities if funds are needed for capital or surplus contributions to TLIC prior to the proceeds being used for other purposes.

DETERMINATION OF OFFERING PRICE AND MARKET DATA

There is no public market for the Common Stock and, therefore, the shares have no readily ascertainable market value. Our management has determined the price of the shares being offered by this prospectus arbitrarily, and without the input of any third party. The offering price bears no relationship to assets, earnings, recent arms’-length private sales or any other valuation criteria. No assurance can be given that the Common Stock offered hereby will have a market value or that they may be sold at this, or at any price. The shares are offered only as a long-term investment for those who can afford the risk of loss of their entire investment and who can foresee no need to liquidate their investment in the near future. Management considered the price at which its previous offerings had been made, the increase in assets since the last offering, the dilution to existing shareholders, the increase in business in both the life insurance and premium finance business since the last offering and the acquisition of FLAC.

DILUTION

As of December 31, 2010, we had an aggregate of 6,253,310 shares of Common Stock outstanding or subscribed and a net book value, as reflected on our balance sheet, of $16,655,947 or approximately $2.67 per share. Taking into account the 5% stock dividend declared by the Company’s Board of Directors on January 10, 2011, the book value per share will decrease to approximately $2.54 per share (based on an aggregate of 6,565,976 shares).  “Net book value per share” represents our total assets less liabilities, divided by the number of shares of Common Stock outstanding or subscribed.

After the offering, if $10 million is raised from the sale of 1,333,334 shares, we will have an aggregate of approximately 7,462,072 shares outstanding (including the 5% stock dividend for holders of record on March 10, 2011) and, using December 31, 2010 net worth, a net book value of $22,300,000 (assuming net proceeds from the shares being sold of $8,500,000) or approximately $3.00 per share. New shares will experience an immediate dilution in net book value per share of $4.50 from the $7.50 per share purchase price, while the present shareholders will receive an immediate increase in the net book value of $.46 per share. Such dilution represents the difference between the offering price per share and the net book value per share immediately after completion of the offering assuming there is no change in net book value other than from the sale of shares. The increase in book value per share held by the current shareholders would be solely attributable to the cash paid by new shareholders for their shares.

PLAN OF DISTRIBUTION

We are offering up to 1,333,334 shares of our Common Stock on a “best efforts” basis only through a network of agents recruited, trained, and registered as our agents. We will not accept subscriptions from any potential investor who does not meet one of the following standards: (1) a minimum annual gross income of $70,000 and a minimum net worth of $70,000 excluding vehicles, home and home furnishings; or (2) a minimum net worth of $150,000 excluding vehicles, home, and home furnishings. In addition, we will not accept subscriptions from any potential investor who is investing more than 10% of his or her net worth, excluding vehicles, home and home furnishings.

Commissions to be paid to agents on each sale will range from 7% - 10% of the amount of the shares sold. In addition, the agents may receive prizes and other incentives for their sales efforts. All agents must employ the suitability standards for subscribers as set forth in the Subscription Agreement.

Our agents are registered as issuer-agents with the Oklahoma Department of Securities. These agents will be limited to making offers and sales to Oklahoma residents. In the event we elect to offer the shares in other states we will use the services of a broker-dealer licensed in that state. At that time we will enter into an underwriting agreement that will provide for the terms and conditions for the offering in that jurisdiction. Neither we nor any of our agents have registered with the SEC as a “broker” or a “dealer” in reliance on a statutory exemption for a broker or dealer whose business is exclusively intrastate and who does not make use of any facility of a national securities exchange. Should a determination be made that any of the individual agents recruited to sell the shares were acting in violation of statutory exemption, we could be subject to the voidability of contracts provisions of Section 29(b) of the Exchange Act for any transactions made in violation of that act. See, “Risk Factors — We and our agents in this offering must comply with federal “broker” and “dealer” laws, and a failure to comply with these laws would materially and adversely affect our financial condition.”

The purchase price shall be payable in cash at the time of subscription. Subscriptions are made by executing a Subscription Agreement and by payment of the purchase price by a check made payable to “First Trinity Financial Corporation.” Each subscriber will be required to represent to the Company that they meet the income and net worth requirements for this offering.

Proceeds from the sale of shares of Common Stock were held in an escrow account until over 133,334 shares were sold.  These proceeds were released from escrow after the offering exceeded $1,000,000 in gross proceeds from the sale of more than 133,334 shares.  The offering will continue until all of the 1,333,334 shares being offered are sold or the offering terminates. We may, in our sole discretion, extend the offering for one additional year. We also may increase the numbers of shares in this offering by 133,334 shares if the offering is over-subscribed.  Our officers, directors and affiliates (as defined by regulations under the Securities Act) may purchase shares on the same terms as unaffiliated public investors.

DESCRIPTION OF SECURITIES

Capital Stock

The authorized capital stock of the Company as of March 25, 2011 consists of 20 million shares of Common Stock, par value $.01 per share, of which there are 6,798,496 shares issued and outstanding and 4,820 shares subscribed (including 323,738 shares from the 5% stock dividend declared on January 10, 2011 to shareholders of record as of March 10, 2011). As of March 25, 2011, 674,578 shares have been subscribed since this offering commenced on June 29, 2011 with 669,758 of those shares now issued and outstanding.

The Company has 550,000 shares of Preferred Stock, par value $.01 per share, none of which have been designated or issued. The following summarizes the important provisions of the Company’s capital stock.

Common Stock

In the event of liquidation, holders of the shares of Common Stock are entitled to participate equally per Share in all of our assets, if any, remaining after the payment of all liabilities and any liquidation preference on our preferred stock if any is outstanding with a liquidation preference. Holders of the shares of our Common Stock are entitled to such dividends as the Board of Directors, in its discretion, may declare out of funds available therefore, subject to any preference in favor of outstanding shares of preferred stock, if any. The holders of shares are entitled to one vote for each share held of record in each matter submitted to a vote of shareholders. A majority of the outstanding shares of stock entitled to vote constitutes a quorum at any shareholder meeting. There are no preemptive or other subscription rights, conversion rights, cumulative voting, and registration or redemption provisions with respect to any shares of Common Stock. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the owners of any series of Preferred Stock that we may designate and issue in the future.

Preferred Stock

The Board of Directors is authorized to issue up to 550,000 shares of Preferred Stock in one or more series. The Board of Directors of the Company, without further action by the shareholders, may issue shares of Preferred Stock and may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights, and the designation of a number of shares constituting any wholly unissued series of preferred stock. The Company does not anticipate the issuance of any Preferred Shares at this time. In the event that Preferred Shares are to be issued, promoters will be allowed to purchase such shares only on the same terms as existing or new shareholders. In addition, the issuance of preferred shares will only occur upon the approval of a majority of our independent directors.

The actual effect of the authorization of the Preferred Stock upon the rights of the holders of Common Stock is unknown until the Board of Directors of the Company determines the specific rights of owners of any series of Preferred Stock. Depending upon the rights granted to any series of Preferred Stock, the voting power, liquidation preference, or other rights of common stock could be adversely affected.

Oklahoma Law and Certain Charter Provisions

Under the Oklahoma General Corporation Act (the “Oklahoma Act”), mergers, consolidations and sales of substantially all of the assets of an Oklahoma Corporation must generally be approved by a vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon. Section 1090.3 of the Oklahoma Act, however, restricts certain transactions between an Oklahoma corporation (or its majority owned subsidiaries), and a holder of 15% or more of the corporation’s outstanding voting stock, together with affiliates or associates thereof (an “interested shareholder”). For a period of three years following the date that a shareholder becomes an interested shareholder, Section 1090.3 prohibits the following types of transactions between the corporation and the interested shareholder (unless certain conditions, described below, are met): (i) mergers or consolidations; (ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation; (iii) the issuances or transfers by the corporation of any stock of the corporation that would have the effect of increasing the interested shareholder’s proportionate share of the stock of any class or series of the corporation; (iv) receipt by the interested shareholder of the benefit, except proportionately as a shareholder of the corporation, of any loans, advances, guarantees, pledges or other financial benefits provided by the corporation; (v) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation that is owned by the interested shareholder; and (vi) any share acquisition by the interested shareholder from the corporation pursuant to Section 1090.1 of the Oklahoma Act. These restrictions do not apply if: (1) before such person becomes an interested shareholder, the board of directors approved the transaction in which the interested shareholder becomes an interested shareholder or approved the business combination; or (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (a) persons who are directors and also officers, and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in any tender or exchange offer; or (3) at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder. The provisions of Section 1090.3 are not currently applicable to the Company, but will become so in the event that the Common Stock (or another class of our voting stock) is subsequently listed on a national securities exchange, authorized for quotation on the NASDAQ Stock Market, or held of record by 1,000 or more shareholders.

The Oklahoma Act also contains provisions regulating a “control share acquisition,” which effectively deny voting rights to shares in an Oklahoma corporation acquired in control share acquisitions unless a resolution granting such voting rights is approved at a meeting of shareholders by an affirmative majority of all voting power, excluding all interested shares. A “control share acquisition” is one by which a purchasing shareholder acquires more than 1/5th, 1/3rd or a majority, under various circumstances, of the voting power of the stock of an “issuing public corporation.” An “issuing public corporation” is an Oklahoma corporation that has (i) any class of securities registered pursuant to Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934; (ii) 1,000 or more shareholders; and (iii) either (a) more than 10% of its shareholders resident in Oklahoma; (b) more than 10% of its shares owned by Oklahoma residents; or (c) 10,000 shareholders resident in Oklahoma.

Our Certificate of Incorporation limits, to the fullest extent permitted by Oklahoma law, the liability of a director to the Company or our shareholders for monetary damages for a breach of such director’s fiduciary duty as a director. Oklahoma law presently permits such limitations of a director’s liability except where a director breaches his or her duty of loyalty to the Company or our shareholders, fails to act in good faith or engages in intentional misconduct or a knowing violation of law, authorizes payment of an unlawful dividend or stock repurchase, or obtains an improper personal benefit. This provision is intended to afford directors additional protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. We believe this provision will assist the Company in maintaining and securing the services of directors who are not employees of the Company.

Our Bylaws provide that directors and officers shall be indemnified against liabilities arising from their services as directors and/or officers to the fullest extent permitted by law, which generally requires that the individual act in good faith and in a manner he or she reasonably believes to be in or not opposed to the Company’s best interests. We have obtained directors’ and officers’ liability insurance to limit our exposure under these provisions.

Transfer Agent

Computershare Trust Company, 350 Indiana Street, Suite 800, Golden, Colorado 80401, is the transfer agent for our Common Stock. Our transfer agent’s phone number is 303-262-0600.

BUSINESS

Business Development

First Trinity Financial Corporation (the “Company” or “FTFC”) is the holding company of Trinity Life Insurance Company and First Trinity Capital Corporation.

FTFC was incorporated in Oklahoma on April 19, 2004, for the primary purpose of organizing a life insurance subsidiary.  The Company raised $1,450,000 from two private placement stock offerings during 2004.  On June 22, 2005 the Company’s intrastate public stock offering filed with the Oklahoma Department of Securities for a $12,750,000 intrastate public stock offering, which included a 10% "over-sale" provision (additional sales of $1,275,000), was declared effective.  The offering was completed February 23, 2007.  The Company raised $14,025,000 from this offering.

On June 29, 2010, the Company commenced a public offering of its common stock registered with the U.S. Securities and Exchange Commission and the Oklahoma Department of Securities.  The public offering is for 1,333,334 shares of the Company’s common stock for $7.50 per share.  The Company will receive $8.5 million after reduction for offering expenses and sales commissions if all the shares are sold.  The Company has registered an additional 133,334 shares of its common stock to cover over subscriptions if any occur.  The sale of all the additional shares would provide the Company with an additional $850,000 after reduction for offering expenses and sales commissions.

The offering will end on June 28, 2011, unless all the Company’s shares are sold before then or the offering is extended.  As of December 31, 2010, the Company has received gross proceeds of $3,362,325 from the subscription of 448,310 shares of its common stock in this offering and incurred $486,730 in offering costs.  The proceeds were originally deposited in an escrow account that was released from escrow by the Oklahoma Department of Securities in August 2010 after the offering exceeded $1,000,000 in gross proceeds.  These proceeds are now available to the Company.  Future proceeds from the sale of shares of the Company’s common stock in this public offering will be available to the Company without being held in escrow.

The Company purchased First Life America Corporation (“FLAC”) on December 23, 2008 and had statutory capital and surplus of $2,700,455 at December 31, 2008.  On August 31, 2009, two of the Company’s subsidiaries, Trinity Life Insurance Company (“Old TLIC”) and FLAC were merged, with FLAC being the surviving company.  Immediately following the merger, FLAC changed its name to Trinity Life Insurance Company (“TLIC”).  After the merger, the Company has two wholly owned subsidiaries, First Trinity Capital Corporation (“FTCC”) and TLIC, domiciled in Oklahoma.  FTCC was incorporated in 2006, and began operations in January 2007 providing financing for casualty insurance premiums.

TLIC is primarily engaged in the business of marketing, underwriting and distributing a broad range of individual life and annuity insurance products to individuals in eight states primarily in the Midwest.  TLIC’s current product portfolio consists of a modified premium whole life insurance policy with a flexible premium deferred annuity rider, whole life, term, final expense, accidental death and dismemberment and annuity products.  The term products are both renewable and convertible and issued for 10, 15, 20 and 30 years.  The term products can be issued with premiums fully guaranteed for the entire term period or with a limited premium guarantee.  The final expense product is issued as either a simplified issue or as a graded benefit policy, determined by underwriting.  The final expense products are sold through independent agents in the states of Illinois, Kansas, Kentucky, Nebraska, North Dakota, Ohio, Oklahoma and Texas.

The Company’s operations, prior to the acquisition of FLAC, involved the sale of a modified premium whole life insurance policy with a flexible premium deferred annuity rider through its subsidiary Old TLIC in the state of Oklahoma.  FTCC provides financing for casualty insurance premiums for individuals and companies and is licensed to conduct premium financing business in the states of Alabama, Arkansas, Louisiana, Mississippi and Oklahoma.  The Company owns 100% of Southern Insurance Services, LLC, (“SIS”), a limited liability company, that operates a property and casualty insurance agency.  FTCC is the sole member of SIS.

The Company was a development stage company until commencing operations in 2007.  Significant net losses have been incurred since inception.  At December 31, 2010, the Company had an accumulated deficit of $3,389,571.  The losses have resulted primarily from costs incurred while raising capital and establishing the subsidiary companies as well as losses resulting from issuing and administering new and renewal life insurance policies.

Acquisition of Other Companies

On December 23, 2008, FTFC acquired 100% of the outstanding common stock of First Life America Corporation from an unaffiliated company (the “FLAC Acquisition”).  The FLAC acquisition was accounted for as a purchase.  The aggregate purchase price for the FLAC acquisition was approximately $2,695,000 (including direct cost associated with the acquisition of approximately $195,000).  The FLAC acquisition was financed with the working capital of FTFC.  On December 31, 2008, FTFC made FLAC a 15 year loan in the form of a surplus note in the amount of $250,000 with an interest rate of 6% payable monthly, that was approved by the Oklahoma Insurance Department.

Financial Information about Segments

Our business is comprised of three primary operating business segments: Life and Annuity Insurance Operations, Premium Finance Operations and Corporate Operations.  Results for the parent holding company, after elimination of intercompany amounts, are allocated to the corporate operations segment.

See Note 12 of the “Notes to Consolidated Financial Statements” for operating results of our segments for each of the years ended December 31, 2010 and 2009.

Life and Annuity Insurance Operations

Our Life and Annuity Insurance Operations consists of issuing ordinary whole life insurance, modified premium whole life with an annuity rider, term, final expense, accidental death and dismemberment and annuity products.  The policies can be issued with premiums fully guaranteed for the entire term period or with a limited premium guarantee. The final expense is issued as either a simplified issue or as a Graded Benefit, determined by underwriting.

Old TLIC entered into an administrative services agreement with Investors Heritage Life Insurance Company (“IHLIC”) on January 11, 2007.  Under the terms of this agreement, IHLIC provided services that included underwriting, actuarial, policy issue, accounting, claims processing and other services incidental to the operations of Old TLIC.  The agreement was effective for a period of five (5) years.  However, the agreement was terminated after the merger with FLAC and replaced with a new TLIC administrative services agreement dated May 28, 2009 that provides the same services as the terminated agreement with Old TLIC.  The new agreement terminates on January 31, 2012 and may be terminated at any time with a 180 day prior notice.

We seek to serve middle income households in the states of Illinois, Kansas, Kentucky, Nebraska, North Dakota, Ohio, Oklahoma and Texas.  The majority of our inforce business results from the acquisition of FLAC.  We market our products through independent agents.

The following table sets forth our direct collected premiums by state, for each state in which we are licensed, for the years ended December 31, 2010 and 2009, in accordance with statutory accounting practices prescribed by the states of domicile of TLIC.

	2010
State	Life		Annuity
Illinois	$504,128	8%	$11,500	0%
Kansas	1,912,919	30%	2,596,393	42%
Kentucky	105,531	2%	-	-
Nebraska	108,450	2%	6,500	-
North Dakota	120,800	2%	1,793,832	29%
Ohio	605,955	10%	600	-
Oklahoma	1,836,252	29%	985,933	16%
Texas	1,027,304	16%	831,800	13%
All other	95,760	1%	12,185	0%
Total direct collected premium	$6,317,099	100%	$6,238,743	100%

	2009
State	Life		Annuity
Illinois	$419,054	7%	$39,349	1%
Kansas	1,795,227	29%	1,880,059	51%
Kentucky	109,560	2%	-	0%
Nebraska	80,998	1%	12,275	0%
North Dakota	90,808	2%	539,828	15%
Ohio	567,676	9%	1,250	0%
Oklahoma	1,996,268	32%	681,292	18%
Texas	1,011,839	17%	471,525	13%
All other	84,905	1%	69,702	2%
Total direct collected premium	$6,156,335	100%	$3,695,280	100%

Reinsurance

TLIC cedes reinsurance under various agreements allowing management to control exposure to potential losses arising from large risks and providing additional capacity for growth and risk diversification.  TLIC reinsures all amounts of risk on any one life in excess of $55,000 for individual life insurance with Investors Heritage Life Insurance Company, Munich American Reassurance Company, Optimum Re Life Company and Wilton Reassurance Company.

TLIC is a party to an Automatic Retrocession Pool Agreement (the “Reinsurance Pool”) with Optimum Re Life Company, Catholic Order of Foresters, American Home Life Insurance Company and Woodmen of the World.  The agreement provides for automatic retrocession of coverage in excess of Optimum Re Life Company’s retention on business ceded to Optimum Re Life Company by the other parties to the Reinsurance Pool.  TLIC’s maximum exposure on any one insured under the Reinsurance Pool is $50,000.   As of January 1, 2008, the Reinsurance Pool stopped accepting new cessions.

Effective September 29, 2005, FLAC and Wilton Reassurance Company executed a binding letter of intent whereby both parties agreed that FLAC would cede the simplified issue version of its Golden Eagle Whole Life (Final Expense) product to Wilton Reassurance Company on a 50/50 quota share original term coinsurance basis.  The letter of intent was executed on a retroactive basis to cover all applicable business issued by FLAC subsequent to January 1, 2005.  Wilton Reassurance Company agreed to provide various commission and expense allowances to FLAC in exchange for FLAC ceding 50% of the applicable premiums to Wilton Reassurance Company as they are collected.  As of June 24, 2006, Wilton Reassurance Company terminated the reinsurance agreement for new business issued after the termination date.

To the extent that the reinsurance companies are unable to meet their obligations under the reinsurance agreements, TLIC remains primarily liable for the entire amount at risk.

 Competition

The U.S. life insurance industry is a mature industry that, in recent years, has experienced little to no growth. Competition is intense because the life insurance industry is consolidating, with larger, more efficient and more effective organizations emerging from consolidation.  In addition, legislation became effective in the United States that permits commercial banks, insurance companies and investment banks to combine.  These factors have increased competitive pressures in general.

Many domestic life insurance companies have significantly greater financial, marketing and other resources, longer business histories and more diversified lines of insurance products than we do.  We also face competition from companies marketing in person as well as with direct mail and Internet sales campaigns.  Although we may be at a competitive disadvantage to these entities, we believe that our premium rates and policy features are generally competitive with those of other life insurance companies selling similar types of products.

Governmental Regulation

TLIC is subject to regulation and supervision by the Oklahoma Insurance Department (“OID”).  The insurance laws of Oklahoma give the OID broad regulatory authority, including powers to: (i) grant and revoke licenses to transact business; (ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) approve premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; and (x) regulate the type and amount of permitted investments.

TLIC can be required, under the solvency or guaranty laws of most states in which it does business, to pay assessments (up to prescribed limits) to fund policyholder losses or liabilities of other insurance companies that become insolvent.  These assessments may be deferred or foregone under most guaranty laws if they would threaten an insurer's financial strength and, in certain instances, may be offset against future premium taxes.

Oklahoma has enacted legislation which regulates insurance holding company systems, including acquisitions, extraordinary dividends, terms of affiliate transactions, and other related matters.  Under the Oklahoma statutes, TLIC may not during any year pay dividends on common stock to the parent company in excess of the lesser of the net gain from operations for the preceding year or 10% of capital and surplus at the end of the preceding year, without the consent of the Oklahoma Commissioner of Insurance.  Cash dividends may only be paid out of surplus derived from realized net profits.  Based on these limitations, there is no capacity to pay a dividend in 2011 without prior approval.  There were no dividends paid or a return of capital to the parent company in 2010 and 2009.

There are certain factors particular to the life insurance business which may have an adverse effect on the statutory operating results of TLIC.  One such factor is that the costs associated with issuing a new policy in force is usually greater than the first year’s policy premium.  Accordingly, in the early years of a new life insurance company, these initial costs and the required provisions for reserves often have an adverse effect on statutory operating results.

Premium Finance Operations

The premium finance subsidiary, FTCC, provides premium financing to individuals and businesses.  Many casualty insurance carriers require their premiums to be paid on an annual or lump sum basis.  A premium finance company finances these casualty premiums.  A typical premium finance contract requires the insured to pay 25% of the premium up front and the balance is paid over a nine month period.  Premium financing is unique in that the unpaid balance due the company is lower than the unearned premium, which has in effect been assigned to the company in the event of non-payment, thus, the element of risk is minimized.

FTCC was capitalized with $4,000,000 from FTFC.  The Company engages in the premium finance business, independent of its life insurance business.  FTCC is licensed to conduct premium finance business in Alabama, Arkansas, Louisiana, Mississippi and Oklahoma.  FTCC has contracted with over 200 insurance agencies to finance their casualty insurance premiums for approximately 30 agencies.  There is no guarantee that these agencies will write contracts with FTCC.  FTCC is not dependent on a single customer or a few major customers.  SIS, our property and casualty insurance agency, writes commercial and personal lines of insurance, primarily in the state of Mississippi.

Premium finance companies are regulated by the individual states with no uniformity among state regulations. Commercial insurance premium finance transactions are not regulated directly in Oklahoma.  Consumer insurance premium finance transactions are considered a consumer credit sale and are subject to the Oklahoma Uniform Consumer Credit Code.  Therefore the regulation of the transaction is by the Oklahoma Department of Consumer Credit under the consumer credit laws.  FTCC is regulated by the Department of Banking in Mississippi.

Finance companies are subject to interest rate fluctuations.  An increase in the cost of funds or a decrease in interest rates that FTCC can charge could affect the net return.

The premium financing business is highly competitive in every channel in which FTCC competes.  FTCC competes with large financial institutions most of which may have greater financial, marketing and other resources than FTCC.  FTCC has targeted the niche market of small business and individual consumer casualty insurance financing and faces competition with many specialty financing businesses.  Some competitors are affiliated with property and casualty writing agencies and may have advantageous marketing relationships with their affiliates.

Employees

As of March 11, 2011, the Company had ten full time employees and two part time employees.

DESCRIPTION OF PROPERTIES

The Company leased approximately 2,517 square feet of office space pursuant to a three-year lease that began July 1, 2008, leased approximately 200 square feet on a month-to-month basis during 2009 and leased 950 square feet of office space effective December 15, 2009 that terminated December 31, 2010.  On June 17, 2010, the Company agreed to lease an additional 4,252 square feet of expansion office space whereby effective October 1, 2010, the Company would lease for five years a combined 6,769 square feet.  Under the terms of the home office leases as amended, the monthly rent expense for the 2,517 square feet was $3,041 through June 30, 2009, $3,146 from July 1, 2009 through June 30, 2010, $3,251 from July 1, 2010 through September 30, 2010 and $7,897 from October 1, 2010 through September 30, 2015.  The month to month lease was $300 per month and the 950 square feet lease was $1,225 per month.  The Company incurred rent expense of $72,855 and $43,809 for the years 2010 and 2009, respectively.  Future minimum lease payments to be paid under non cancelable lease agreements are $94,764 for the years 2011 through 2014 and $71,073 in 2015.

TLIC occupied approximately 7,500 square feet of its building in Topeka, Kansas until December 2009. Effective December 24, 2009, TLIC entered into a five year lease with a tenant for this space with an option to renew for five additional years.  The monthly lease payments are as follows:  $8,888 in 2010, $9,130 in 2011 and 2012 and $9,371 in 2013 and 2014.  TLIC has leased 10,000 square feet under a lease that was renewed during 2006 to run through June 30, 2011 with a 90 day notice to terminate the lease by the lessee. The lease agreement calls for minimum monthly base lease payments of $15,757.

Effective August 29, 2005, TLIC executed a lease agreement with a tenant for 2,500 square feet. The base lease period commenced on September 1, 2005 and ended on August 31, 2010. The lease automatically  renewed on August 15, 2010 for another five years with a 90 day notice to terminate the lease by the lessee. The lease agreement called for minimum monthly base lease payments of $4,332 through August 31, 2010. The lease payments decreased to $3,100 per month for the period September 1, 2010 through August 31, 2015.

The future minimum lease payments to be received under non cancelable lease agreements are $241,302, $146,760, $149,652, $149,652 and $24,800 for the years 2011 through 2015, respectively.

LEGAL PROCEEDINGS

There are no material legal proceedings pending against the Company or its subsidiaries or of which any of their property is the subject.  There are no proceedings in which any director, officer, affiliate or shareholder of the Company, or any of their associates, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Trading of the Company’s common stock is limited and an established public market does not exist.

Holders

As of March 25, 2011, there were approximately 4,000 shareholders of the Company’s outstanding common stock.

Dividends

The Company has not paid any cash dividends since inception (April 19, 2004).  The Board of Directors of the Company has not adopted a dividend payment policy; however, dividends must necessarily depend upon the Company's earnings and financial condition, applicable legal restrictions, and other factors relevant at the time the Board of Directors considers a dividend policy.  Cash available for dividends to shareholders of the Company must initially come from income and capital gains earned on its investment portfolio and dividends paid by the Company’s subsidiaries.  Provisions of the Oklahoma Insurance Code relating to insurance holding companies subject transactions between the Company and TLIC, including dividend payments, to certain standards generally intended to prevent such transactions from adversely affecting the adequacy of life insurance subsidiaries' capital and surplus available to support policyholder obligations.  See Item 1. "Business - Governmental Regulation."  In addition, under the Oklahoma General Corporation Act, the Company may not pay dividends if, after giving effect to a dividend, it would not be able to pay its debts as they become due in the usual course of business or if its total liabilities would exceed its total assets.

On January 10, 2011, the Company’s Board of Directors approved a 5% share dividend by which shareholders were issued one share of common stock  for each 20 shares of common stock of the Company they held.  The dividend was payable to the holders of shares of the Corporation as of March 10, 2011.  Fractional shares were rounded to the nearest whole number of shares.  The Company issued 323,738 shares in connection with the stock dividend.  The dividend resulted in accumulated deficit being charged by $2,428,035 with an offsetting credit of approximately $2,428,035 to common stock and additional paid-in capital.

Securities Authorized for Issuance Under Equity Compensation Plans

There are no plans under which equity securities are authorized for issuance.

SELECTED CONSOLIDATED FINANCIAL INFRMATION

The following table provides summary historical financial information for the years ended and as of the dates indicated.  You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Liquidity and Capital Resources” which are included in this prospectus.  The results indicated below are not necessarily indicative of our future performance.

	Years Ended December 31,
Statements of Operations Financial Information	2010	2009
Premiums	$5,895,030	$5,860,351
Income from premium financinhg	259,296	582,816
Net investment income	2,441,334	2,222,525
Net realized investment gains (losses)	159,300	(186,410)
Other revenuew	66,346	63,510
Total Revenues	8,821,306	8,542,792
Total benefits, claims and expenses	8,936,496	9,384,044
Loss before income tax expense (benefit)	(115,190)	(841,252)
Income tax expense (benefit)	(206,526)	49,139
Net income (loss)	$91,336	$(890,391)
Net income (loss) per common share basic and diluted	$0.01	$(0.15)

Statements of Financial Position Information	December 31, 2010	December 31, 2009
Total assets	$61,588,861	$49,816,843
Total liabilities	44,932,914	36,566,153
Total shareholders' equity	16,655,947	13,250,690

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATION AND LIQUIDITY AND CAPITAL RESOURCES

Overview

First Trinity Financial Corporation  (“we” “us”, “our”, or the Company) conducts operations as an insurance holding company emphasizing ordinary life insurance products in niche markets and a premium finance company, financing casualty insurance premiums.

As an insurance provider, we collect premiums in the current period to pay future benefits to our policy and contract holders.  Our core operations include issuing modified premium whole life insurance with a flexible premium deferred annuity, ordinary whole life, final expense, term and annuity products to predominately middle income households in the states of Illinois, Kansas, Kentucky, Nebraska, North Dakota, Ohio, Oklahoma and Texas through independent agents.

We also realize revenues from our investment portfolio, which is a key component of our operations.  The revenues we collect as premiums from policyholders are invested to ensure future benefit payments under the policy contracts.  Life insurance companies earn profits on the investment spread, which reflects the investment income earned on the premiums paid to the insurer between the time of receipt and the time benefits are paid out under policies.  Changes in interest rates, changes in economic conditions and volatility in the capital markets can all impact the amount of earnings that we realize from our investment portfolio.

We provide financing for casualty insurance premiums through independent property and casualty insurance agents.  We are licensed in the states of Alabama, Arkansas, Louisiana, Mississippi and Oklahoma.

Recent Acquisitions

The Company expects to facilitate growth through acquisitions of other life insurance companies and/or blocks of life insurance business.  In the fourth quarter of 2008, the Company completed its acquisition of 100% of the outstanding stock of First Life America Corporation, included in the life insurance segment, for $2,500,000 and had additional acquisition related expenses of $195,000.

Our profitability in the life insurance segment is a function of its ability to accurately price the policies that it writes, adequately value life insurance business acquired and administer life insurance company acquisitions at an expense level that validates the acquisition cost.  Profitability in the premium financing segment is dependent on the Company’s ability to compete in that sector, maintain low administrative costs and minimize losses.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States.  Preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses.  We evaluate our estimates and assumptions, including those related to investments, loans from premium financing, deferred acquisition costs, value of insurance business acquired, policy liabilities, income taxes, regulatory requirements, contingencies and litigation.  We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  We believe the following accounting policies, judgments and estimates are the most critical to the preparation of our consolidated financial statements.

Investments

Fixed maturities are comprised of bonds that are classified as available-for-sale and are carried at fair value with unrealized gains and losses, net of applicable income taxes, reported in accumulated other comprehensive income.  The amortized cost of fixed maturities is adjusted for amortization of premium and accretion of discount to maturity.  Interest income, as well as the related amortization of premium and accretion of discount, is included in net investment income under the effective yield method.  The amortized cost of fixed maturities is written down to fair value when a decline in value is considered to be other-than-temporary.

Equity securities are comprised of common stock and are carried at fair value.  The associated unrealized gains and losses, net of applicable income taxes, are included in accumulated other comprehensive income.  The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary.  Dividends from these investments are recognized in net investment income when declared.

Mortgage loans are carried at unpaid balances, net of unamortized premium or discounts.  Interest income and the amortization of premiums or discounts are included in net investment income.

Investment real estate is carried at amortized cost.  Depreciation on the office building is calculated over its estimated useful life of 39 years.

Policy loans are carried at unpaid principal balances.  Interest income on policy loans is recognized in net investment income at the contract interest rate when earned.

Other long term investments are comprised of lottery prize receivables and are carried at amortized cost, net of unamortized premium or discounts.  Interest income and the amortization of premium or discount are included in net investment income.

Cash and cash equivalents include cash on hand, amounts due from banks and money market instruments.

Certificates of deposit are carried at cost.  The Company limits its investment in certificates of deposit to accounts that are federally insured.

Realized gains and losses on sales of investments are recognized in operations on the specific identification basis.  Interest and dividends earned on investments are included in net investment income.

Deferred Policy Acquisition Costs

Commissions and other acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized in a systematic manner based on the related contract revenues or gross profits as appropriate.  Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance.  If this current estimate is less than the existing balance, the difference is charged to expense.  Deferred acquisition costs for traditional life insurance contracts are deferred to the extent deemed recoverable and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing future policy benefit liabilities.

Deferred acquisition costs related to annuities that subject us to mortality or morbidity risk over a period that extends beyond the period or periods in which premiums are collected and that have terms that are fixed and guaranteed (i.e., limited-payment long-duration annuity contracts) are deferred to the extent deemed recoverable and amortized in relation to the present value of actual and expected gross profits on the policies.  To the extent that realized gains and losses on fixed income securities result in adjustments to deferred acquisition costs related to annuities, such adjustments are reflected as a component of the amortization of deferred acquisition costs.

Deferred acquisition costs related to limited-payment long-duration annuity contracts are also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains (losses) from securities had actually been realized.  This adjustment is included in the change in net unrealized appreciation (depreciation) on available-for-sale securities, a component of “Accumulated Other Comprehensive Income” in the shareholders’ equity section of the statement of financial position.

Loans from Premium Financing

Loans from premium financing are carried at their outstanding unpaid principal balances, net of unearned interest, charge-offs and an allowance for loan losses.  Interest on loans is earned based on the interest method for computing unearned interest.  The rule of 78s is used to calculate the amount of the interest charge to be forgiven in the event that a loan is repaid prior to the agreed upon number of monthly payments.  When serious doubt concerning collectability arises, loans are placed on a nonaccrual basis.  Generally if no payment is received after one hundred twenty days, all accrued and uncollected interest income is reversed against current period operations.  Interest income on nonaccrual loans is recognized only when the loan is paid in full.  Loan origination fees and costs are charged to expense as incurred.

Allowance for Loan Losses from Premium Financing

The allowance for possible loan losses from financing casualty insurance premiums is a reserve established through a provision for possible loan losses charged to expense which represents, in management’s judgment, the known and inherent credit losses existing in the loan portfolio.  The allowance, in the judgment of management, is necessary to reserve for estimated loan losses inherent in the loan portfolio and reduces the carrying value of loans from premium financing to the estimated net realizable value on the statement of financial position.

While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond our control, including the performance of the loan portfolio, the economy and changes in interest rates.  The Company’s allowance for possible loan losses consists of specific valuation allowances established for probable losses on specific loans and a portfolio reserve for probable incurred but not specifically identified loans.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by us in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis.

Value of Insurance Business Acquired

As a result of our purchase of FLAC, an asset was recorded in the application of purchase accounting to recognize the value of acquired insurance in force.  The Company’s value of acquired insurance in force is an intangible asset with a definite life and is amortized under Financial Accounting Standards Board (“FASB”) guidance.  The value of acquired insurance in force is amortized primarily over the emerging profit of the related policies using the same assumptions that were used in computing liabilities for future policy benefits.  For the amortization of the value of acquired insurance in force, the Company periodically reviews its estimates of gross profits.  The most significant assumptions involved in the estimation of gross profits include interest rate spreads, future financial market performance, business surrender/lapse rates, mortality and morbidity, expenses and the impact of realized investment gains and losses.  In the event actual experience differs significantly from assumptions or assumptions are significantly revised, the Company is required to record a charge or credit to amortization expense for the period in which an adjustment is made.

At December 31, 2010 and 2009 there was $604,958 and $333,493, respectively, of accumulated amortization of the value of insurance business acquired due to the purchase of FLAC that occurred at the end of 2008.  We expect to amortize the value of insurance business acquired by the following amounts over the next five years:  $257,729 in 2011, $211,579 in 2012, $197,041 in 2013, $184,256 in 2014 and $173,500 in 2015.

Policyholders’ Account Balances

Our liability for policyholders’ account balances represents the contract value that has accrued to the benefit of the policyholder as of the financial statement date.  This liability is generally equal to the accumulated account deposits plus interest credited less policyholders’ withdrawals and other charges assessed against the account balance.  Interest crediting rates for individual annuities range from 3.75% to 6.75%.  Interest crediting rates for premium deposit funds range from 3% to 4%.

Future Policy Benefits

Our liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums.  For life insurance and annuity products, expected mortality and morbidity is generally based on the Company’s historical experience or standard industry tables including a provision for the risk of adverse deviation.  Interest rate assumptions are based on factors such as market conditions and expected investment returns.  Although mortality and morbidity and interest rate assumptions are “locked-in” upon the issuance of new insurance with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves.

Federal Income Taxes

We use the liability method of accounting for income taxes.  Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under GAAP and balances determined using tax bases.  A valuation allowance is established for the amount of the deferred tax asset that exceeds the amount of the estimated future taxable income needed to utilize the future tax benefits.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  The new guidance requires entities to separately disclose information relative to transfers in and out of Levels 1 and 2 in the fair value hierarchy.  In addition, ASU 2010-06 requires separate presentation of transfers in, transfers out, purchases, sales, issuances and settlements of Level 3 investments in the tabular reconciliation of Level 3 activity.  ASU 2010-06 also clarifies the level of disaggregation for which fair value measurements should be disclosed and requires that information about input and valuation techniques be disclosed for Level 2 and Level 3 assets and liabilities.  The Company adopted this guidance effective for the first quarter of 2010.

In October 2010, the FASB issued Accounting Standards Update No. 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (“ASU 2010-26”).  The new guidance requires that an insurance entity capitalize only the following as acquisition costs related directly to the successful acquisition of new or renewal insurance contracts:

1.	Incremental direct costs of contract acquisition.
2.
The portion of an employee’s total compensation and payroll-related fringe benefits related directly to acquisition activities for time spent performing underwriting, policy issuance, policy processing, medical, inspection and sales force contract selling for a contract that has actually been acquired.

3.	Other costs related directly to the acquisition activities described in point 2 above that would not have been incurred by the insurance entity had the acquisition contract transaction not occurred.
4.	Advertising costs that meet the capitalization criteria of Subtopic 340-20.

All other acquisition costs should be charged to expense as incurred.  In addition, administrative costs, rent, depreciation, occupancy, equipment and all other general overhead costs are considered indirect costs and should be charged to expense as incurred.  ASU 2010-26 is effective for interim and annual reporting periods beginning after December 15, 2011.  Early adoption is permitted, but only at the beginning of an entity’s annual reporting period.  The Company will likely adopt ASU 2010-26 in first quarter 2012.  The Company has assessed the guidance and has determined that it will not have a significant financial impact since the Company utilizes a dynamic model whereby deferred acquisition costs on the statement of financial position only include policies currently in force.  This current dynamic model results in immediate amortization of all deferred acquisition costs on the statement of operations where the policy is no longer in force.  Once adopted, the above defined acquisition costs will only be capitalized directly related to the successful acquisition of new or renewal insurance contracts.  After adoption, these acquisition costs will be amortized on the statement of operations when the related policies are no longer in force.

Business Segments

FASB guidance requires a "management approach" in the presentation of business segments based on how management internally evaluates the operating performance of business units.  The discussion of segment operating results that follows is being provided based on segment data prepared in accordance with this methodology.  Our business segments are as follows:

•	Life and annuity insurance operations, consisting of the operations of TLIC;
•	Premium finance operations, consisting of the operations of FTCC and SIS; and
•	Corporate operations, which includes the results of the parent company after the elimination of intercompany amounts.

Please see Note 12 to the Consolidated Financial Statements for additional information regarding segment data.

Results of Operations

The Company acquired FLAC as of December 23, 2008 and Old TLIC was merged into FLAC with the name of FLAC being changed to TLIC during 2009.

On August 6, 2009, we were made aware of potentially fraudulent loans and financial transactions made by an independent insurance agency that did business with our wholly owned subsidiary, FTCC.  The fraudulent loans and financial transactions totaled $1,293,450.  The independent insurance agency and its owner have assigned assets having an estimated fair value of $622,377 to cover loan losses.

In addition, the independent insurance agency endorsed and deposited $326,479 of checks issued by FTCC in the agency’s bank account that were payable to other third parties for insurance premiums.  FTCC recovered these funds from the banks due to improper endorsement.

FTCC and the Company continued to investigate the facts and circumstances relating to any fraudulent loans and financial transactions in 2010 and will continue to seek restitution for any losses.

Revenues

Our primary sources of revenue are life insurance premium income, income from premium financing and investment income.  Premium payments are classified as first-year, renewal and single.  In addition, realized gains and losses on investment holdings can significantly impact revenues from period to period.

Total Revenues

Total consolidated revenues increased 3.3% to $8,821,306 for the year ended December 31, 2010, an increase of $278,514 from $8,542,792 for the year ended December 31, 2009.  The increase is primarily attributable to a $345,710 increase in net realized investment gains in excess of losses, $218,809 increase in net investment income, $34,679 increase in premiums and a $2,836 increase in other income that exceeded a $323,520 decline in income from premium financing.

The increased net realized investment gains in excess of losses represent the recording of $155,364 of impairments during 2009 and the differences in net realized investment gains and losses during 2009 compared to 2010 (net realized investment gains of $159,300 in 2010 and net realized investment losses of $31,046 in 2009).  The increased investment income primarily relates to increased total investments in the consolidated statement of financial position.   The increase in premiums relates to increased new business production of final expense business and increased renewal premiums.  The other income increase is primarily due to increased service fees.  The decrease in income from premium financing relates to a decrease in production and fraudulent transactions in 2009 by an independent insurance agency.

Premiums

Premiums increased 0.6% to $5,895,030 for the year ended December 31, 2010, an increase of $34,679 from $5,860,351 for the year ended December 31, 2009.  The increase relates to increased final expense first year premium production of $282,000 and increased final expense and whole life and term renewal premium production of $173,000 and $72,000, respectively, that exceeded decreased first year whole life and term premiums of $492,000.  This decrease in first year production of whole life and term premiums is due to the focus of the captive agency forces on the public stock offering that began on June 29, 2010.

Income from Premium Financing

Income from premium financing decreased 55.5% to $259,296 for the year ended December 31, 2010, a decrease of $323,520 from $582,816 for the year ended December 31, 2009.  The decrease in income from premium financing relates to a decrease in production of loan agreements and fraudulent transactions in 2009 by an independent insurance agency.

Net Investment Income

Net investment income increased 9.8% to $2,441,334 for the year ended December 31, 2010, an increase of $218,809 from $2,222,525 for the year ended December 31, 2009.  The increase in net investment income primarily relates to increased total investments in the consolidated statement of financial position.  However, as investments are called or matured, the proceeds are being invested at lower effective interest rates that continue to decrease yields.

Net Realized Investment Gains (Losses)

Net realized investment gains were $159,300 for the year ended December 31, 2010 compared to net realized investment losses of $186,410 for the year ended December 31, 2009, an increased net gain of $345,710.  The increased net gains in excess of net losses is due to call activity and planned sales of specific securities during 2010 and 2009 combined with the 2009 losses from investment impairments.  We recorded $159,300 of net realized investment gains during 2010 compared to net realized investment losses of $31,046 during 2009.  In addition, we recorded $155,364 of other-than-temporary impairment losses in 2009 and none in 2010.

The investment markets were very volatile at the end of 2008 and throughout 2009 due to the credit crisis and economic downturn.  There has been a recovery in the investments markets in 2010.  We recorded no other-than-temporary impairments in 2010.  We recorded two other-than-temporary impairments during the 2009.  The Company impaired its $200,000 par value General Motors (“GM”) bond as a result of a bankruptcy filing by GM and approximately $710,000 par value investment in Cit Group (“CIT”) bonds as a result of a bankruptcy filing by CIT.  Both of these impairments were considered fully credit-related, resulting in a charge to the statement of operations before taxes of $155,364 for the year ended December 31, 2009.  This charge represented the difference between the amortized cost basis of the securities and fair value.

Other Income

Other income was $66,346 and $63,510, respectively, for the years ended December 31, 2010 and 2009, an increase of $2,836.  The increase is primarily due to a $5,000 increase in service fees in 2010 compared to 2009.

Total Benefits, Claims and Expenses

Our benefits, claims and expenses are primarily generated from benefit payments, surrenders, change in reserves, commissions and other underwriting, insurance and acquisition expenses.  Benefit payments can significantly impact expenses from period to period.

Total consolidated benefits, claims and expenses decreased 4.8% to $8,936,496 for the year ended December 31, 2010, a decrease of $447,548 from $9,384,044 for the year ended December 31, 2009.  The decrease is primarily attributable to a $1,141,889 decrease in other underwriting, insurance and acquisition expenses and a $358,734 increase in net deferred acquisitions costs capitalized net of the amortization of deferred acquisition costs and the amortization of value of business acquired that exceeded an $829,537 increase in benefits and claims and a $223,538 increase in commissions.

Benefits and Claims

Benefits and claims increased 19.6% to $5,063,553 for the year ended December 31, 2010, an increase of $829,537 from $4,234,016 for the year ended December 31, 2009.  The increase is primarily due to a $544,883 increase in the change in reserves as the policies age, a $155,131 increase in the interest credited on annuities related to increased deposits in excess of withdrawals, an $83,312 increase in surrenders related to the growth in the number of policies and a $46,211 increase in death claims due to slightly increased mortality related to the growth in the number of policies.

Deferral and Amortization of Deferred Acquisition Costs

Certain costs related to the acquisition of life insurance policies are capitalized and amortized over the premium-paying period of the policies.  These costs, which are referred to as deferred policy acquisition costs, include commissions and other costs of acquiring life insurance, which vary with, and are primarily related to, the production of new insurance contracts.  These capitalized acquisition costs are amortized in a systematic manner based on the related contract revenues or gross profits as appropriate.

For the years ended December 31, 2010 and 2009, capitalized costs were $1,773,199 and $1,478,104, respectively.  Amortization of deferred policy acquisition costs for the years ended December 31, 2010 and 2009 was $451,349 and $452,960, respectively.  The $295,095 increase in the acquisition costs deferred relates to increased new business production primarily in the final expense business.  The $1,611 decrease in the amortization of deferred acquisition costs primarily reflects improving persistency in the whole life and term business reflected in the increased renewal premiums in 2010 compared to 2009.

Amortization of Value of Insurance Business Acquired

The cost of acquiring insurance business is amortized primarily over the emerging profit of the related policies using the same assumptions that were used in computing liabilities for future policy benefits.   Amortization of the value of insurance business acquired was $271,465 and $333,493 for the years ended December 31, 2010 and 2009, respectively.  The decrease in the amortization of value of insurance business acquired of $62,028 reflects improving persistency in the whole life and term business reflected in the increased renewal premiums in 2010 compared to 2009.

Commissions

Commissions increased 15.4% to $1,673,975 for the year ended December 31, 2010, an increase of $223,538 compared to $1,450,437 of commissions for the year ended December 31, 2009.  The increase is primarily due to increased new business production of final expense business.

Other Underwriting, Insurance and Acquisition Expenses

Other underwriting, insurance and acquisition expenses decreased 26.0% to $3,249,353 for the year ended December 31, 2010, a decrease of $1,141,889, compared to $4,391,242 for the year ended December 31, 2009.  The decrease is primarily due to an approximate $479,000 decrease in loan losses and other operating expenses in the premium finance operations from 2009 to 2010 due to the significant reduction in the number of loans made and a close monitoring of the collectability of the outstanding premium finance loans.  There were also decreases in office and other expenses and salaries and benefits of approximately $413,000 and $111,000, respectively, from 2009 to 2010 related to the closing of the FLAC operations in Topeka, Kansas during 2009 combined with a cost containment and control program throughout 2010.  In addition, there was also a reduction in professional fees from 2009 to 2010 of approximately $131,000 related to completion of the conversion of FLAC systems and business evaluation during 2009 resulting in less 2010 usage of actuarial, finance and computer consultants combined with less use of outside legal resources throughout 2010.

Federal Income Taxes

FTFC files a consolidated federal income tax return with FTCC but does not file a consolidated tax return with TLIC.  TLIC is taxed as a life insurance company under the provisions of the Internal Revenue Code and must file a separate tax return until it has been a member of the consolidated filing group for five years.  Certain items included in income reported for financial statements are not included in taxable income for the current period, resulting in deferred income taxes.  For the year ended December 31, 2010, deferred income tax benefit was $206,526 with no current income tax expense and for the year ended December 31, 2009 deferred income tax expense was $49,139 with no current income tax expense.

Net Loss and Net Loss Per Common Share Basic and Diluted

For the year ended December 31, 2010, there was net income of $91,336 compared to a net loss of $890,391 for the year ended December 31, 2009.  The net income per common share basic and diluted for the year ended December 31, 2010 was $0.01, based upon 6,235,407 weighted average common shares basic and diluted outstanding and subscribed for the year ended December 31, 2010.  The net loss per common share basic and diluted for the year ended December 31, 2009, was $0.15, based upon 6,095,250 weighted average common shares basic and diluted outstanding for the year ended December 31, 2009.  These weighted average shares reflect the retrospective adjustment for the impact of the 5% stock dividend declared by the Company on January 10, 2011, and payable to holders of shares of the Company as of March 10, 2011.

Business Segments

Life and Annuity Insurance Operations

Revenues from Life and Annuity Insurance Operations increased 7.6% to $8,495,479 for the year ended December 31, 2010, an increase of $596,814 from $7,898,665 for the year ended December 31, 2009.  The increase in 2010 revenue over 2009 revenue primarily relates to increased investment income, decreased realized and impairment losses and increased new business production of final expense business and increased whole life and term renewal premiums.

The income before income taxes from Life and Annuity Insurance Operations was $736,035 and $219,889 for the years ended December 31, 2010 and 2009, respectively.  The $516,146 increased income for 2010 compared to 2009 is primarily due to decreased insurance and underwriting expenses, increased net investment income, increased net investment gains in excess of net investment losses and increased capitalization of deferred acquisition costs in excess of the related amortization.  These items that increased income were reduced by increases in benefits, claims and commissions.

Premium Finance Operations

Revenues from Premium Finance Operations (including SIS commissions classified as other income of $47,404 and $57,084 in 2010 and 2009, respectively) decreased 49.6% to $323,816 for the year ended December 31, 2010, a decrease of $318,913 from $642,729 for the year ended December 31, 2009.  The decrease in revenues from premium financing relates to a decrease in production of loan agreements and fraudulent transactions in 2009 by an independent insurance agency.

The loss before income taxes from Premium Finance Operations was $340,395 and $619,613 for the years ended December 31, 2010 and 2009, respectively.  The $279,218 decreased loss is primarily attributable to a decrease in allowance for loan losses and a decrease in production of loan agreements with no significant corresponding decrease in the costs associated with Premium Finance Operations.

Corporate Operations

Revenues from corporate operations were $2,011 and $1,398 for the years ended December 31, 2010 and 2009, respectively.  This $613 increase is primarily due to an increase in net investment income.

The loss before income taxes from Corporate Operations was $510,830 and $441,528 for the years ended December 31, 2010 and 2009, respectively.  The $69,302 increased loss from 2009 to 2010 is primarily due to use of consultants and corporate staffing focus on preparation for this offering.

Consolidated Financial Condition

As of December 31, 2010, our available-for-sale fixed maturity securities had a fair value of $26,623,318 and amortized cost of $23,183,633 compared to a fair value of $22,510,660 and an amortized cost of $19,772,497 at December 31, 2009.  This portfolio is reported at fair value with unrealized gains and losses, net of applicable income taxes, reflected as a separate component in shareholders' equity within “Accumulated Other Comprehensive Income”.  The available-for-sale fixed maturity securities portfolio is invested in a variety of companies and U. S. Government sponsored agency securities.

As of December 31, 2010, our available-for-sale equity securities had a fair value of $529,314 compared to a fair value of $448,484 at December 31, 2009.  The cost of available-for-sale equity securities were $347,353 and $350,318 as of December 31, 2010 and 2009, respectively.  This portfolio is also reported at fair value with unrealized gains and losses, net of applicable income taxes, reflected as a separate component in shareholders' equity within “Accumulated Other Comprehensive Income”.  The available-for-sale equity securities portfolio is invested in a variety of companies.

As of December 31, 2010, we held the following additional invested assets: mortgage loans on real estate of $1,156,812; investment real estate of $3,077,520; policy loans of $367,284 and other long-term investments of $6,886,529.  As of December 31, 2009, we held the following additional invested assets: mortgage loans on real estate of $1,365,953; investment real estate of $3,146,944; policy loans of $335,022 and other long-term investments of $4,975,188.  The other long-term investments are comprised of lottery prize receivables.

Total investments were $38,640,777 and $32,782,251 as of December 31, 2010 and December 31, 2009, respectively.

Deferred policy acquisition costs were $3,234,285 and $1,918,994 as of December 31, 2010 and 2009, respectively.  Policy acquisition expenses related to new insurance sales were capitalized in the amount of $1,773,199 and $1,478,104 for the years ended December 31, 2010 and 2009, respectively.  Amortization of deferred acquisition costs for the years ended December 31, 2010 and 2009 was $451,349 and $452,960, respectively.

The value of insurance business acquired was $2,507,258 and $2,778,723 as of December 31, 2010 and 2009, respectively.  Amortization of value of insurance business acquired for the years ended December 31, 2010 and 2009 was $271,465 and $333,493, respectively.

As of December 31, 2010 and 2009, we held loans from premium financing of $1,143,977 and $2,749,830, respectively. The loan balances at December 31, 2010 and 2009, respectively, are net of unearned interest of $35,519 and $72,144 and allowance for loan losses of $443,071 and $318,826.

The progression of the Company’s loans from premium financing for the years ended December 31, 2010 and 2009 is summarized as follows:

	December 31, 2010	December 31, 2009
Balance, beginning of year	$3,140,800	$4,848,845
Loans financed	3,486,083	9,313,585
Unearned interest added to loans	199,595	493,647
Capitalized fees and interest reversed	(57,384)	(53,176)
Payment of loans and unearned interest	(5,146,527)	(11,462,101)
Ending loan balance including unearned interest	1,622,567	3,140,800
Unearned interest included in ending loan balances	(35,519)	(72,144)
Loan balance net of unearned interest	1,587,048	3,068,656
Less allowance for loan loss	(443,071)	(318,826)
Loan balance net of unearned interest and
allowance for loan losses at the end of the year	$1,143,977	$2,749,830

As of December 31, 2010, we held the following additional assets (excluding cash and cash equivalents and certificates of deposit that are discussed below under “Liquidity and Capital Resources”): amounts recoverable from reinsurers of $977,397; accrued investment income of $385,948; accounts receivable of $357,979; property and equipment of $102,374 and other assets of $1,151,315.  As of December 31, 2009, we held the following additional assets (excluding cash and cash equivalents and certificates of deposit that are discussed below under “Liquidity and Capital Resources”): amounts recoverable from reinsurers of $870,294; accrued investment income of $340,384; accounts receivable of $273,843; property and equipment of $82,349 and other assets of $837,210.  Other assets include federal and state incomes taxes recoverable, prepaid expenses, notes receivable and customer account balances receivable.

Total liabilities as of December 31, 2010 and 2009 were $44,932,914 and $36,566,153, respectively.

Total policy liabilities as of December 31, 2010 were $44,115,568 and were composed of policyholders’ account balances of $30,261,070; future policy benefits of $13,444,284; policy claims of $367,306 and premiums paid in advance of  $42,908.  Total policy liabilities as of December 31, 2009 were $36,075,337 and were composed of policyholders’ account balances of $24,417,483; future policy benefits of $11,349,640; policy claims of $289,273 and premiums paid in advance of  $18,941.

The liability for deferred federal income taxes was $293,221 and $159,315 at December 31, 2010 and 2009, respectively.  Other liabilities as of December 31, 2010 and 2009 were $524,125 and $331,501, respectively.  Other assets include deposits on pending policy applications, accrued expenses, accounts payable and unearned investment income.

Liquidity and Capital Resources

Since inception, our operations have been financed primarily through the private placement of equity securities and an intrastate public stock offering. Through December 31, 2010, we received $18,837,000 from the sale of our shares. Our operations have not been profitable and have generated more than $3,389,000 of losses from operations since we were incorporated in 2004 as shown in the accumulated deficit balance in the December 31, 2010 statement of financial position.

As of December 31, 2010, we had cash and cash equivalents totaling $12,985,278.  The majority of our excess funds have been invested in money market mutual funds.  At December 31, 2010, cash and cash equivalents of $8,897,115 of the total $12,985,278 were held by TLIC and may not be available for use by FTFC due to the required pre-approval by the Oklahoma Insurance Department of any dividend or intercompany transaction to transfer funds to FTFC.  The maximum dividend, which may be paid in any twelve-month period without notification or approval, is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year.  Cash dividends may only be paid out of surplus derived from realized net profits.  Based on these limitations, there is no capacity to pay a dividend in 2011 without prior approval.  There were no dividends paid or a return of capital to the parent company in 2009 or in 2010.  As of December 31, 2009, we had cash and cash equivalents totaling $7,080,692.  At December 31, 2009, cash and cash equivalents of $5,903,258 of the total $7,080,692 were held by TLIC.

The Federal Deposit Insurance Corporation currently insures all non-interest bearings accounts.  We monitor the solvency of all financial institutions in which we have funds to minimize the exposure for loss.  We do not believe we are at significant risk for such a loss.

During the years ended December 31, 2010 and 2009, cash and cash equivalents increased $5,904,586 and $1,410,897, respectively.  Our operating activities for the year ended December 31, 2010 provided $1,220,685 of cash compared to $324,405 of cash used in operations during the year ended December 31, 2009.  The increase in cash provided by operations in 2010 is primarily due to increased net investment income and decreased underwriting, insurance and acquisition expenses that exceeded increased benefits and claims.  Cash used in investing activities for the year ended December 31, 2010 was $2,809,417 and cash used by investing activities was $425,022 for the year ended December 31, 2009.  Net cash provided by financing activities for the years ended December 31, 2010 and 2009 was $7,493,318 and $2,160,324, respectively.  The 2010 increase in cash provided by financing activities resulted from a net increase in policy deposits for the year ended December 31, 2010 and the net proceeds from the 2010 public stock offering that commenced on June 29, 2010.

Shareholders’ equity at December 31, 2010 was $16,655,947 compared to $13,250,690 at December 31, 2009.  The increase is due to an increase in fair value of fixed maturity and equity security investments, available-for-sale net of applicable income taxes and proceeds from this offering of $3,362,325 less $486,730 of offering costs.  Equity per common share outstanding and subscribed increased 17.1% to $2.54 as of December 31, 2010 compared to $2.17 per share at December 31, 2009, based upon 6,565,976 common shares outstanding and subscribed as of December 31, 2010 and 6,095,250 outstanding common shares as of December 31, 2009.  These weighted average shares reflect the retrospective adjustment for the impact of the 5% stock dividend declared by the Company on January 10, 2011 and payable to holders of shares of the Company as of March 10, 2011.

The liquidity requirements of our life insurance company are met primarily by funds provided from operations. Premium deposits and revenues, investment income and investment maturities are the primary sources of funds, while investment purchases, policy benefits, and operating expenses are the primary uses of funds.  There were no liquidity issues in 2010 or 2009.  Our investments consist primarily of marketable debt securities that could be readily converted to cash for liquidity needs.

We are subject to various market risks.  The quality of our investment portfolio and the current level of shareholders’ equity continue to provide a sound financial base as we strive to expand our marketing to offer competitive products.  Our investment portfolio recovered from the disruptions in the capital markets and had unrealized appreciation on available-for-sale securities of $3,621,646 and $2,836,329 as of December 31, 2010 and 2009, respectively, prior to the impact of  income taxes and deferred acquisition cost adjustments.

A primary liquidity concern is the risk of an extraordinary level of early policyholder withdrawals.  We include provisions within our insurance policies, such as surrender charges, that help limit and discourage early withdrawals.  Individual life insurance policies are less susceptible to withdrawal than annuity reserves and deposit liabilities because policyholders may incur surrender charges and undergo a new underwriting process in order to obtain a new insurance policy.  Cash flow projections and cash flow tests under various market interest rate scenarios are also performed annually to assist in evaluating liquidity needs and adequacy.  We currently anticipate that available liquidity sources and future cash flows will be adequate to meet our needs for funds.

One of the significant risks relates to the fluctuations in interest rates.  Regarding interest rates, the value of our available-for-sale fixed maturity securities investment portfolio will increase or decrease in an inverse relationship with fluctuations in interest rates, while net investment income earned on newly acquired available-for-sale fixed maturity securities increases or decreases in direct relationship with interest rate changes.  From an income perspective, we are exposed to rising interest rates which could be a significant risk, as TLIC's annuity business is subject to variable interest rates.  The life insurance company's life insurance policy liabilities bear fixed rates.  From a liquidity perspective, our fixed rate policy liabilities are relatively insensitive to interest rate fluctuations.  Accordingly, we believe gradual increases in interest rates do not present a significant liquidity exposure for the life insurance policies.  We maintain conservative durations in our fixed maturity portfolio.  At December 31, 2010 cash and fixed-maturity investments with maturities of less than one year equaled 31.3% of total policy liabilities. If interest rates rise significantly in a short time frame, there can be no assurance that the life insurance industry, including the Company, would not experience increased levels of surrenders and reduced sales, and thereby be materially adversely affected.

In addition to the measures described above, TLIC must comply with the NAIC promulgated Standard Valuation Law ("SVL") which specifies minimum reserve levels and prescribes methods for determining them, with the intent of enhancing solvency.  Upon meeting certain tests, which TLIC met during 2010 and 2009, the SVL also requires the Company to perform annual cash flow testing for TLIC.  This testing is designed to ensure that statutory reserve levels will maintain adequate protection in a variety of potential interest rate scenarios.  The Actuarial Standards Board of the American Academy of Actuaries also requires cash flow testing as a basis for the actuarial opinion on the adequacy of the reserves which is a required part of the annual statutory reporting process.

Our marketing plan could be modified to emphasize certain product types and reduce others.  New business levels could be varied in order to find the optimum level.  We believe that our current liquidity, current bond portfolio maturity distribution and cash position give us substantial resources to administer our existing business and fund growth generated by direct sales.  We will service other expenses and commitments by: (1) using available cash, (2) dividends from TLIC which are limited by law to the lesser of prior year net operating income or 10% of prior year-end capital and surplus unless specifically approved by the controlling insurance department, (3) dividends from FTCC and (4) corporate borrowings, if necessary.

We have used the majority of our capital provided from the first public stock offering to expand the premium finance business and to acquire a life insurance company.  The operations of TLIC may require additional capital contributions to meet statutory capital and surplus requirements mandated by state insurance departments.  Life insurance contract liabilities are generally long term in nature and are generally paid from future cash flows.

On March 12, 2009, we entered into a senior revolving loan with a bank to loan up to $3,000,000 to provide working capital and funds for expansion.   The loan was renewed on April 30, 2009 and modified to increase the revolving loan amount to $3,600,000.  The loan agreement terminated on May 31, 2010 and was not renewed at our election.  On July 21, 2009, FTCC borrowed $100,000 under the loan agreement and repaid $99,999 on November 4, 2009.  The remaining $1 was repaid on May 31, 2010.

On June 29, 2010, we commenced this offering of our common stock when our registration became effective with the U.S. Securities and Exchange Commission and the Oklahoma Department of Securities.  The public offering is for 1,333,334 shares of our common stock for $7.50 per share.  We will receive $8.5 million after reduction for offering expenses and sales commissions if all the shares are sold.  We registered an additional 133,334 shares of our common stock to cover over subscriptions if any occur.  The sale of all the additional shares would provide us with an additional $850,000 after reduction for offering expenses and sales commissions.  The offering will end on June 28, 2011, unless all the shares are sold before then or the offering is extended.  As of December 31, 2010, the Company has received gross proceeds of $3,362,325 from the sale of 448,310 shares of our common stock in this offering and incurred $486,730 in offering costs.  The proceeds were originally deposited in an escrow account that was released from escrow by the Oklahoma Department of Securities in August 2010 after the offering exceeded $1,000,000 in gross proceeds.  These proceeds are now available to us.  Future proceeds from the sale of shares of our common stock in this offering will be available to us without being held in escrow.

We are not aware of any commitments or unusual events that could materially effect our capital resources.  We are not aware of any current recommendations by any regulatory authority which, if implemented, would have a material adverse effect on our liquidity, capital resources or operations.

We believe that our existing cash and cash equivalents at December 31, 2010 will be sufficient to fund our anticipated operating expenses.  Loans outstanding from premium financing declined during 2009 and have continued to decline during 2010 as we have decreased production of premium financing contracts.  The growth of the premium finance subsidiary is uncertain and will require additional capital if it grows.  Funds will not be available to continue the expansion of the Company’s subsidiaries without borrowing funds or raising additional capital.  As introduced above, we have begun a public offering to generate additional funding.  We intend to use the proceeds to finance future acquisitions of life insurance companies or blocks of life insurance business, provide up to $2.0 million of capital and/or surplus to TLIC as needed to maintain adequate capital and increase working capital.  We have based this estimate upon assumptions that may prove to be wrong and we could use our capital resources sooner than we currently expect.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements

Forward Looking Information

We caution readers regarding certain forward-looking statements contained in this report and in any other statements made by, or on behalf of, the Company, whether or not in future filings with the Securities and Exchange Commission.  Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Statements using verbs such as "expect", "anticipate", "believe" or words of similar import generally involve forward-looking statements.  Without limiting the foregoing, forward-looking statements include statements which represent our beliefs concerning future levels of sales and redemptions of our products, investment spreads and yields or the earnings and profitability of our activities.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which are subject to change.  These uncertainties and contingencies could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.  Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable factors and developments.  Some of these may be national in scope, such as general economic conditions, changes in tax laws and changes in interest rates.  Some may be related to the insurance industry generally, such as pricing competition, regulatory developments, industry consolidation and the effects of competition in the insurance business from other insurance companies and other financial institutions operating in our market area and elsewhere.  Others may relate to the Company specifically, such as credit, volatility and other risks associated with our investment portfolio.  We caution that such factors are not exclusive.  We disclaim any obligation to update forward-looking information.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our accountants on accounting or financial disclosure issues.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information concerning each executive officer and director as of the date of this prospectus.  The Board of Directors is comprised of only one class. Our directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. The following also includes a brief description of our executive officers and directors’ business experience.

			Director
Name	Age	Position/Principal Occupation	Since
Gregg E. Zahn	49	Director; President and Chief Executive Officer of First Trinity	2004
Scott J. Engebritson	53	Director; Chairman of the Board of First Trinity	2004
William S.Lay	71	Director; Vice President and Chief Investment Officer of First Trinity	2007
H. Bryan Chrisman (2)	47	Director; Insurance Marketing	2004
Bill H. Hill (1) (2)	70	Director; Former President of Eastern Oklahoma State College	2004
Charles W. Owens (2)	56	Director; Insurance and Marketing Services	2004
George E. Peintner (3)	67	Director; Marketing Company	2004
G. Wayne Pettigrew(1)	48	Director; Insurance and Pension Benefits Consulting	2004
Gary L. Sherrer (1) (3)	62	Director; Assistant Vice President for External Affairs for the Division of	2004
		Agricultural Sciences and Natural Resources for Oklahoma State University
Shannon Young (3)	49	Director; Insurance Marketing	2008
Jeffrey J. Wood	57	Chief Financial Officer and Chief Accounting Officer of First Trinity	-

(1)           Member Audit Committee
(2)           Member Compensation Committee
(3)           Member Nominating and Corporation Governance Committee

The following is a brief description of the previous business background of the executive officers and directors.

Scott J. Engebritson has been Chairman of the Board of Directors since inception in 2004.  He was Chief Executive Officer from the inception of First Trinity in 2004 until October 2007. He was President and a Director of TLIC and Chairman of the Board and Director of FTCC from their inception in 2006 until October 2007 and Chairman of the Board of FLAC and director from December 2008 until August 31, 2009.  Mr. Engebritson currently serves as Chairman of the Board and President of Great Plains Financial Corporation, a position he has held since its inception in 2006.  He currently serves as Chairman of the Board of Northern Plains Capital Corporation a position he has held since its inception in 2008.  Mr. Engebritson served as Chairman of the Board for Mid-American Alliance Corporation and its subsidiary Mid-American Century Life Insurance Company from their inception in 1995 until they were merged with Citizens Inc. in 2003. Mr. Engebritson served as Chairman of the Board of Western States Alliance from 2000 to 2006. He served as Co-Chairman of the Board of Arkansas Security Capital from 2001 to 2005. He served as Chairman of the Board of Midwest Holding Inc. from 2004 to 2006.

Gregg E. Zahn is President, Chief Executive Officer and a member of the Board of Directors of FTFC.  He has served as a Board Member since 2004 and in the other capacities since October 2007.   From 2004 until October 2007, he was Director of Training and Recruiting. He is President and Chief Executive Officer and Director of TLIC and FTCC and has served in those positions since October 2007. He was Executive Vice President of FLAC from December 2008 until August 2009.  Between 1997 and March 2004, Mr. Zahn served as Marketing Vice President of First Alliance Corporation of Lexington, Kentucky and as Assistant to the President of First Alliance Corporation and Mid American Alliance Corporation. He was President of Alliance Insurance Management from 2001 to 2003.

William S. Lay is Vice President and Chief Investment Officer of the Company and a member of the Board of Directors.  He has served as a Director since April of 2007.  Mr. Lay served as chief Financial Officer of the Company until July 2010 and Secretary and Treasurer until March 2011.  He also serves as an Officer and Director of TLIC and FTCC. For the past five years, Mr. Lay has been a financial officer and business consultant, specializing in corporate financial and consulting services for small sized entrepreneurial companies. Prior to that, Mr. Lay was an officer and director of numerous life insurance companies and also has experience in business acquisitions, mergers and reorganizations.

H. Bryan Chrisman CLU, ChFC, has been a member of the Board of Directors since inception in 2004. He is a Director of TLIC and FTCC. Mr. Chrisman is a Principal with IMA, LLC, an insurance marketing firm that he helped found in 2001.

Bill H. Hill has been a member of the Board of Directors since 2004. He also serves as a Director of TLIC and FTCC. He was President of Eastern Oklahoma State College, in Wilburton, Oklahoma from 1986-2000. He retired in 2000 and has been a rancher since that time.

Charles Wayne Owens has been a member of the Board of Directors since inception in 2004.  He is a Director of TLIC and FTCC.  Mr. Owens has served as the President and Owner of Tinker Owens Insurance and Marketing Services since its inception in 1988.

George E. Peintner has been a member of the Board of Directors since inception in 2004.  He is a Director of TLIC and FTCC. Mr. Peintner is the Owner of Peintner Enterprises, a marketing company established in 1980.

G. Wayne Pettigrew has been a member of the Board of Directors since inception in 2004.  He is a Director of TLIC and FTCC. Mr. Pettigrew served in the Oklahoma House of Representatives from 1994 until 2004. He owns and operates Group Pension Planners, an insurance and pension benefits consulting firm. He also serves on the Alumni Board at East Central University in Ada, Oklahoma.

Gary L. Sherrer has been a member of the Board of Directors since inception in 2004.  He is a Director of TLIC and FTCC. He is an Assistant Vice President for External Affairs for the Division of Agricultural Sciences and Natural Resources for Oklahoma State University. Mr. Sherrer held the position of Assistant CEO of KAMO Power from 2001-2004. Prior to his position as Assistant CEO, Mr. Sherrer held the position of Chief Administrative Officer for seven years at KAMO Power.

Shannon B. Young was an advisory Director from April 2007 to December 2008, when he became a Member of the Board of Directors. He is Marketing Director and Partner at Insurance Marketing Alliance, LLC. He also is a member of the Oklahoma City Underwriters Association.

Jeffrey J. Wood joined FTFC in June, 2010, and became Chief Financial Officer and Chief Accounting Officer on July 1, 2010.  Mr. Wood also began serving as Secretary and Treasurer of the Company in March 2011.  For the past five years, Mr. Wood was vice president and chief financial officer of the Life Insurance Division of HealthMarkets, Inc. of Oklahoma City, Oklahoma, and vice president finance of Wilton Re after Wilton Re’s 2009 acquisition and transfer of the HealthMarkets, Inc.'s Oklahoma City operations.  Prior to that, Mr. Wood was a financial officer of several life insurance and holding companies and was also previously a senior manager with KPMG, LLP.

There are no family relationships between directors or officers.

Code of Conduct and Ethics

The Company has a Code of Conduct and Ethics (“Code”) applicable to all directors and employees, including our Chairman of the Board, Chief Executive Officer and other senior executives, to help ensure that our business is conducted in accordance with high standards of ethical behavior.  The Code is published on our website at www.firsttrinityfinancial.com under “Corporate Governance”.

Audit Committee

The Audit Committee of the Board of Directors is currently composed of three directors, Gary Sherrer (Chairman), Wayne Pettigrew and Bill Hill, each of whom is determined to be an independent director as the term is defined by the NASDAQ listing standards.  The Board of Directors has also determined that Mr. Sherrer qualifies as an "audit committee financial expert," as defined in applicable SEC rules.

The Audit Committee met one time during 2010. The Audit Committee was established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 to oversee our financial reporting process, the system of internal financial controls and audits of its financial statements.  The Audit Committee (1) provides oversight of our accounting and financial reporting processes and the audit of our financial statements, (2) assists the Board of Directors in oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent public accounting firm’s qualifications, independence and performance, and our internal accounting and financial controls, and (3) provides to the Board of directors such information and materials as it may deem necessary to make the Board of Directors aware of significant financial matters that require the attention of the Board of Directors.  The Audit Committee acts pursuant to a written charter adopted by the Board of Directors, which is available in the “Corporate Governance” section of the Company’s website at www.firsttrinityfinancial.com.

Compensation Committee

The Compensation Committee currently consists of directors Bryan Chrisman (Chairman), Charles Owens and Bill Hill, each of whom is determined to be an independent director as the term is defined by the NASDAQ listing standards.  The Compensation Committee met one time during 2010.  The Compensation Committee reviews and approves the compensation and benefits for our executive officers and performs such other duties as may from time to time be determined by the Board of Directors.  The Compensation Committee acts pursuant to a written Charter adopted by the Board of Directors, which is available in the “Corporate Governance” section of the Company’s website at www.firsttrinityfinancial.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee meets on call and submits recommendations to the Board of Directors for candidates to be submitted to the shareholders for election. The Nominating and Corporate Governance Committee currently consists of directors George E. Peintner (Chairman), Gary Sherrer and Shannon Young, each of whom is deemed to be an independent director as the term is defined by the NASDAQ listing standards, met one time in 2010.  The Nominating and Corporate Governance committee acts pursuant to a written Charter adopted by the Board of Directors, which is available in the “Corporate Governance” section of our website at www.firsttrinityfinancial.com.

Director Compensation

Directors who are not employees of FTFC receive the following compensation: $1,000 annual retainer, $1,000 plus expenses for each Board of Directors meeting they attend in person, $250 for each Board of Directors meeting in which they participate telephonically and $250 for any committee meeting that they attend in person or telephonically not held in conjunction with a Board of Directors Meeting.  The compensation of our directors for 2010 is set forth in the Director Compensation table below.

Director Compensation Table

	Fees Earned or Paid in	Stock	Option	Non-Equity Incentive Plan	Change in Pension Value and Nonqualified Deferred Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
H. Bryan Chrisman	3,500						3,500
Bill H. Hill	3,075						3,075
Charles W. Owens	3,000						3,000
George E. Peintner	3,500						3,500
G. Wayne Pettigrew	3,500						3,500
Gary L. Sherrer	3,575						3,575
Shannon Young	3,500						3,500

EXECUTIVE COMPENSATION

The Compensation Committee assists the Board of Directors in overseeing the management of our compensation and benefits program, Chief Executive Officer performance and executive development and succession efforts.  In addition the committee oversees the evaluation of management and compensation of the officers of FTFC.

The primary objective of our compensation program is to offer executive officers competitive compensation packages that will permit us to attract and retain individuals with superior abilities and to motivate and reward such individuals in an appropriate manner in the long term interest of FTFC and its shareholders.

Management provides recommendations to the Compensation Committee regarding most compensation matters, including executive compensation; however, the Compensation Committee does not delegate any of its functions to others in setting compensation. We do not engage any consultant related to executive compensation matters.

The Company’s compensation program for executive officers consists of base salary, consideration for annual bonuses, 401(k) plan and health insurance coverage. These elements are intended to provide an overall compensation package that is commensurate with the Company’s financial resources, that is appropriate to assure the retention of experienced management personnel, and that aligns their financial interest with those of our shareholders.

Base Salary: Salary levels recommended by the Compensation Committee are intended to be competitive with salary levels of similarly situated companies, commensurate with the executive officers' respective duties and responsibilities, and reflect the financial performance of FTFC.  Annual salary increases are considered based on the same criteria.

Cash Bonuses: Bonus amounts are based on individual performance and are intended to reward superior performance.  The Compensation Committee may also take into account additional considerations that it deems appropriate. Bonuses are discretionary and there is no formal bonus plan in place.

The following Summary Compensation Table sets forth the compensation of the most highly compensated executive officers whose total compensation exceeded $100,000.

Summary Compensation Table

				All Other
		Salary	Bonus	Compensation	Total
Name and Principal Position	Year	($)	($)	($) (1)	($)
Gregg E. Zahn	2010	$210,000	$-	$9,800	$219,800
President & Chief Executive Officer	2009	180,000	40,000	9,000	229,000

William S. Lay	2010	125,000	-		125,000
Vice President & Chief Investment Officer	2009	126,615	10,000		136,615

(1) Auto allowance

Employment Agreements

Gregg E. Zahn entered into an employment agreement with FTFC, effective May 1, 2010. The amended agreement is for a term through April 30, 2013, with automatic extensions each year on May 1, and is subject to earlier termination based on disability, death or termination by FTFC with or without cause. Mr. Zahn’s base salary is set at $225,000 per year. He also receives an $850 per month auto allowance.  He is entitled to participate in the Company’s employee benefit plans available to other executives.  He is eligible for a bonus at the discretion of the Compensation Committee and the Board of Directors based on his performance.  Amounts payable as of December 31, 2010, in the event of Mr. Zahn's termination of employment by the Company not for cause or for good reason by Mr. Zahn is $525,000.

William S. Lay entered into an employment agreement FTFC, effective January 1, 2009, and amended April 23, 2010. The agreement is for a term through December 31, 2011 and is subject to earlier termination based on disability, death, termination by FTFC, with or without cause. Mr. Lay’s base salary is $125,000 per year for year one.  Year two salary is $62,500 plus $90 per hour for all hours worked in excess of 750 and year three is $31,250 plus $90 per hour for hours worked in excess of 375.  He is entitled to participate in our employee benefit plans available to other executives.  He is eligible for a bonus at the discretion of the Compensation Committee and the Board of Directors, based on performance.  Amounts payable, as of December 31, 2010, in the event of Mr. Lay’s termination of employment by the Company not for cause or for good reason by Mr. Lay is $31,250.

SECURITY OWNERSHIP

The following table sets forth the beneficial ownership of our Common Stock as of December 31, 2009,  (i) by all persons known to FTFC, based on statements filed by such persons pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, to be the beneficial owners of more than 5% of our Common Stock, (ii) by the executive officers named in the Summary Compensation Table under “Executive Compensation,” (iii) by each director, and (iv) by all current directors and executive officers as a group.

	Common Stock		Percentage
	Beneficially		Beneficially
Name	Owned		Owned (1)
Scott J. Engebritson	197,925		2.91%
Gregg E. Zahn	464,100		6.83%
William S. Lay	21,000		*
H. Bryan Chrisman	105,000		1.54%
Bill H. Hill	29,400		*
Charles Wayne Owens	46,200		*
George E. Peintner	42,000	(2)	*
G. Wayne Pettigrew	44,100		*
Gary L. Sherrer	42,000		*
Shannon B. Young	36,750		*
All directors and executive officers as a group (10 persons)	1,007,475		14.82%

* represents less than 1%

(1) At March 28, 2010, there are 6,798,496 shares outstanding and entitled to vote.
(2) Includes 4,200 shares jointly owned by Mr. Owens and his children.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for the Company by Hall, Estill, Hardwick, Gable, Golden & Nelson, 320 South Boston Avenue, Suite 200, Tulsa, Oklahoma 74103.

 EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2009, have been so included in reliance on the report of Kerber, Eck & Braeckel LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and accordingly file annual, quarterly and current reports, proxy statements and other information with the SEC. Members of the public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval database system, or EDGAR. Copies of the registration statement of which this prospectus is a part and its exhibits, as well as of our annual reports, quarterly reports, proxy statements and other filings may be examined without charge via the EDGAR database. The web address of the EDGAR database is www.sec.gov. They are also available on our website, www.firsttrinityfinancial.com. Our website is not a part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of First Trinity Financial Corporation

We have audited the accompanying consolidated statements of financial position of First Trinity Financial Corporation and Subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Trinity Financial Corporation and Subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Kerber, Eck & Braeckel LLP

Springfield, Illinois
March 23, 2011

First Trinity Financial Corporation and Subsidiaries
Consolidated Statements of Financial Position

	December 31, 2010	December 31, 2009

Assets
Investments
Available-for-sale fixed maturity securities at fair value (amortized cost: $23,183,633 and $19,772,497 as of December 31, 2010 and 2009, respectively)	$26,623,318	$22,510,660
Available-for-sale equity securities at fair value (cost: $347,353 and $350,318 as of December 31, 2010 and 2009, respectively)	529,314	448,484
Mortgage loans on real estate	1,156,812	1,365,953
Investment real estate	3,077,520	3,146,944
Policy loans	367,284	335,022
Other long-term investments	6,886,529	4,975,188
Total investments	38,640,777	32,782,251
Cash and cash equivalents ($65,000 is restricted as to withdrawal as of December 31, 2010 and 2009)	12,985,278	7,080,692
Certificate of deposit (restricted)	102,273	102,273
Accrued investment income	385,948	340,384
Recoverable from reinsurers	977,397	870,294
Accounts receivable	357,979	273,843
Loans from premium financing	1,143,977	2,749,830
Deferred policy acquisition costs	3,234,285	1,918,994
Value of insurance business acquired	2,507,258	2,778,723
Property and equipment	102,374	82,349
Other assets	1,151,315	837,210
Total assets	$61,588,861	$49,816,843

Liabilities and Shareholders' Equity
Policy liabilities
Policyholders' account balances	$30,261,070	24,417,483
Future policy benefits	13,444,284	11,349,640
Policy claims	367,306	289,273
Premiums paid in advance	42,908	18,941
Total policy liabilities	44,115,568	36,075,337
Deferred federal income taxes	293,221	159,315
Other liabilities	524,125	331,501
Total liabilities	44,932,914	36,566,153

Shareholders' Equity
Common stock, par value $.01 per share, 20,000,000 shares authorized, 5,805,000 issued and outstanding as of December 31, 2010 and 2009, and 448,310 subscribed as of December 31, 2010	62,533	58,050
Additional paid-in capital	16,677,615	13,806,503
Accumulated other comprehensive income	3,305,370	2,867,044
Accumulated deficit	(3,389,571)	(3,480,907)
Total shareholders' equity	16,655,947	13,250,690
Total liabilities and shareholders' equity	$61,588,861	$49,816,843

See notes to consolidated financial statements.

First Trinity Financial Corporation and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,
	2010	2009
Revenues
Premiums	$5,895,030	$5,860,351
Income from premium financing	259,296	582,816
Net investment income	2,441,334	2,222,525
Net realized investment losses
Total other-than-temporary impairment losses	-	(155,364)
Other net realized investment gains (losses)	159,300	(31,046)
Net realized investment gains (losses)	159,300	(186,410)
Other income	66,346	63,510
Total revenues	8,821,306	8,542,792

Benefits, Claims and Expenses
Benefits and claims	5,063,553	4,234,016
Policy acquisition costs deferred	(1,773,199)	(1,478,104)
Amortization of deferred policy acquisition costs	451,349	452,960
Amortization of value of insurance business acquired	271,465	333,493
Commissions	1,673,975	1,450,437
Other underwriting, insurance and acquisition expense	3,249,353	4,391,242
Total benefits, claims and expenses	8,936,496	9,384,044

Loss before deferred federal income tax expense (benefit)	(115,190)	(841,252)

Deferred federal income tax expense (benefit)	(206,526)	49,139

Net income (loss)	$91,336	$(890,391)

Net income (loss) per common share basic and diluted	$0.01	$(0.15)

See notes to consolidated financial statements.

First Trinity Financial Corporation and Subsidiaries
Consolidated Statement of Changes in Shareholders' Equity

			Accumulated
	Common	Additional	Other		Total
	Stock	Paid-in	Comprehensive	Accumulated	Shareholders'
	$.01 Par Value	Capital	Income	Deficit	Equity
Balance at January 1, 2009	$58,050	$13,806,503	$2,733	$(2,590,516)	$11,276,770

Comprehensive income:
Net loss	-	-	-	(890,391)	(890,391)
Change in net unrealized appreciation on available-for-sale securities	-	-	2,864,311	-	2,864,311

Total comprehensive income	-	-	-	-	1,973,920

Balance at December 31, 2009	58,050	13,806,503	2,867,044	(3,480,907)	13,250,690

Subscriptions of common stock	4,483	2,871,112			2,875,595
Comprehensive income:
Net income	-	-	-	91,336	91,336
Change in net unrealized appreciation on available-for-sale securities	-	-	438,326	-	438,326

Total comprehensive income	-	-	-	-	529,662

Balance at December 31, 2010	$62,533	$16,677,615	$3,305,370	$(3,389,571)	$16,655,947

See notes to consolidated financial statements.

First Trinity Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2010	2009
Operating activities
Net income (loss)	$91,336	$(890,391)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Provision for depreciation	81,768	79,643
Accretion of discount on investments	(692,415)	(564,296)
Realized investment (gains) losses	(159,300)	186,410
Amortization of policy acquisition cost	451,349	452,960
Policy acquisition cost deferred	(1,773,199)	(1,478,104)
Amortization of value of insurance business acquired	271,465	333,493
Provision for deferred federal income tax	(206,526)	49,139
Interest credited on policyholder deposits	1,225,864	1,067,592
Change in assets and liabilities
Accrued investment income	(45,564)	4,685
Policy loans	(32,262)	(81,930)
Allowance for loan losses	124,245	297,521
Recoverable from reinsurers	(107,103)	13,917
Accounts receivable	(84,136)	(94,144)
Other assets	(314,105)	(574,817)
Future policy benefits	2,094,644	1,727,795
Policy claims	78,033	(54,196)
Premiums paid in advance	23,967	(1,294)
Other liabilities	192,624	(798,388)
Net cash provided by (used in) operating activities	1,220,685	(324,405)

Investing activities
Purchase of fixed maturity securities	(4,859,909)	(4,054,880)
Sales and maturity of fixed maturity securities	1,868,930	2,556,904
Purchase of equity securities	(42,500)	(136,565)
Sale of equity securities	65,592	-
Purchase of mortgage loan	-	(110,000)
Reduction in mortgage loans	209,141	86,742
Purchase of real estate	(117,873)	(141,483)
Sale of real estate	123,500	-
Purchase of other long term investments	(2,724,500)	(1,206,500)
Payments on other long term investments	1,224,591	975,424
Purchase of certificate of deposit	-	(2,273)
Loans made for premiums financed	(3,628,294)	(9,860,038)
Loans repaid for premiums financed	5,109,902	11,515,277
Purchases of furniture and equipment	(37,997)	(47,630)
Net cash used in investing activities	(2,809,417)	(425,022)

Financing activities
Policyholder account deposits	6,382,876	3,699,270
Policyholder account withdrawals	(1,765,153)	(1,538,946)
Proceeds from public stock offering	2,875,595	-
Net cash provided by financing activities	7,493,318	2,160,324

Increase in cash	5,904,586	1,410,897

Cash and cash equivalents, beginning of period	7,080,692	5,669,795
Cash and cash equivalents, end of period	$12,985,278	$7,080,692

See notes to consolidated financial statements.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

1.	Organization and Significant Accounting Policies

Nature of Operations

First Trinity Financial Corporation is the parent holding company of Trinity Life Insurance Company and First Trinity Capital Corporation.

First Trinity Financial Corporation, (the “Company”) was incorporated in Oklahoma on April 19, 2004, for the primary purpose of organizing a life insurance subsidiary.  The Company raised $1,450,000 from two private placement stock offerings during 2004.  On June 22, 2005, the Company’s intrastate public stock offering filed with the Oklahoma Department of Securities for $12,750,000, which included a 10% "over-sale" provision (additional sales of $1,275,000), was declared effective.  The offering was completed February 23, 2007.  The Company raised $14,025,000 from this offering.

On June 29, 2010, the Company commenced a public offering of its common stock registered with the U.S. Securities and Exchange Commission and the Oklahoma Department of Securities.  The public offering is for 1,333,334 shares of the Company’s common stock for $7.50 per share.  If all shares are sold, the Company will receive $8.5 million after reduction for offering expenses and sales commissions.  The Company has registered an additional 133,334 shares of its common stock to cover over subscriptions if any occur.  The sale of all the additional shares would provide the Company with an additional $850,000 after reduction for offering expenses and sales commissions.

The offering will end on June 28, 2011, unless all the Company’s shares are sold before then or the offering is extended.  As of December 31, 2010, the Company has received gross proceeds of $3,362,325 from the subscription of 448,310 shares of its common stock in this offering and incurred $486,730 in offering costs.  The proceeds were originally deposited in an escrow account that was released from escrow by the Oklahoma Department of Securities in August 2010 after the offering exceeded $1,000,000 in gross proceeds.  These proceeds are now available to the Company.  Future proceeds from the sale of shares of the Company’s common stock in this public offering will be available to the Company without being held in escrow.

The Company purchased First Life America Corporation (“FLAC”) on December 23, 2008.  On August 31, 2009, two of the Company’s subsidiaries, Trinity Life Insurance Company (“Old TLIC”) and FLAC, were merged, with FLAC being the surviving company.  Immediately following the merger, FLAC changed its name to Trinity Life Insurance Company (“TLIC”).  After the merger, the Company has two wholly owned subsidiaries, First Trinity Capital Corporation (“FTCC”) and TLIC, domiciled in Oklahoma.  FTCC was incorporated in 2006, and began operations in January 2007 providing financing for casualty insurance premiums.

TLIC is primarily engaged in the business of marketing, underwriting and distributing a broad range of individual life and annuity insurance products to individuals in eight states primarily in the Midwest.  TLIC’s current product portfolio consists of a modified premium whole life insurance policy with a flexible premium deferred annuity rider, whole life, term, final expense, accidental death and dismemberment and annuity products.  The term products are both renewable and convertible and issued for 10, 15, 20 and 30 years.  They can be issued with premiums fully guaranteed for the entire term period or with a limited premium guarantee.  The final expense is issued as either a simplified issue or as a graded benefit, determined by underwriting.  The products are sold through independent agents in the states of Illinois, Kansas, Kentucky, Nebraska, North Dakota, Ohio, Oklahoma and Texas.

The Company’s operations, prior to the acquisition of FLAC, involved the sale of a modified premium whole life insurance policy with a flexible premium deferred annuity rider through its subsidiary Old TLIC in the state of Oklahoma.  FTCC provides financing for casualty insurance premiums for individuals and companies and is licensed to conduct premium financing business in the states of Alabama, Arkansas, Louisiana, Mississippi and Oklahoma.  The Company owns 100% of Southern Insurance Services, LLC, (“SIS”), a limited liability company, that operates a property and casualty insurance agency.  FTCC is the sole member of SIS.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

1.	Organization and Significant Accounting Policies (continued)

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts and operations of the Company and its subsidiaries.  All intercompany accounts and transactions are eliminated in consolidation.

Reclassifications

Certain reclassifications have been made in the prior year financial statements to conform to current year classifications.  These reclassifications had no effect on previously reported net income or shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Investments

Fixed maturity securities are comprised of bonds that are classified as available-for-sale and are carried at fair value with unrealized gains and losses, net of applicable income taxes, reported in accumulated other comprehensive income.  The amortized cost of fixed maturity securities available-for-sale is adjusted for amortization of premium and accretion of discount to maturity.  Interest income, as well as the related amortization of premium and accretion of discount, is included in net investment income under the effective yield method.  The amortized cost of fixed maturity securities available-for-sale is written down to fair value when a decline in value is considered to be other-than-temporary.

Equity securities available-for-sale are comprised of common stock and are carried at fair value.  The associated unrealized gains and losses, net of applicable income taxes, are included in accumulated other comprehensive income.  The cost of equity securities available-for-sale is written down to fair value when a decline in value is considered to be other-than-temporary.  Dividends from these investments are recognized in net investment income when declared.

The Company evaluates the difference between the cost/amortized cost and estimated fair value of our investments to determine whether any decline in value is other-than-temporary in nature.  This determination involves a degree of uncertainty.  If a decline in the fair value of a security is determined to be temporary, the decline is recorded as an unrealized loss in stockholders' equity.  If a decline in a security's fair value is considered to be other-than-temporary, the Company then determines the proper treatment for the other-than-temporary impairment.  For fixed maturity securities available-for-sale, the amount of any other-than-temporary impairment related to a credit loss is recognized in earnings and reflected as a reduction in the cost basis of the security; and the amount of any other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss) with no change to the cost basis of the security.  For equity securities available-for-sale, the amount of any other-than-temporary impairment is recognized in earnings and reflected as a reduction in the cost basis of the security.

The assessment of whether a decline in fair value is considered temporary or other-than-temporary includes management's judgment as to the financial position and future prospects of the entity issuing the security.  It is not possible to accurately predict when it may be determined that a specific security will become impaired.  Future adverse changes in market conditions, poor operating results of underlying investments and defaults on mortgage loan payments could result in losses or an inability to recover the current carrying value of the investments, thereby possibly requiring an impairment charge in the future.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

1.	Organization and Significant Accounting Policies (continued)

Likewise, if a change occurs in the Company’s intent to sell temporarily impaired securities prior to maturity or recovery in value, or if it becomes more likely than not that the Company will be required to sell such securities prior to recovery in value or maturity, a future impairment charge could result.

If an other-than-temporary impairment related to a credit loss occurs with respect to a bond, the Company amortizes the reduced book value back to the security's expected recovery value over the remaining term of the bond.  The Company continues to review the security for further impairment that would prompt another write-down in the value.

Mortgage loans are carried at unpaid balances, net of unamortized premium or discounts.  Interest income and the amortization of premiums or discounts are included in net investment income.

Investment real estate is carried at amortized cost.  Depreciation on the office building is calculated over its estimated useful life of 39 years.

Policy loans are carried at unpaid principal balances.  Interest income on policy loans is recognized in net investment income at the contract interest rate when earned.

Other long term investments are comprised of lottery prize receivables and are carried at amortized cost, net of unamortized premium or discount.  Interest income and the amortization of premium and accretion of discount are included in net investment income.

Cash and cash equivalents include cash on hand, amounts due from banks and money market instruments.

Certificates of deposit are carried at cost.  The Company limits its investment in certificates of deposit to accounts that are federally insured.

Realized gains and losses on sales of investments are recognized in operations on the specific identification basis.  Interest and dividends earned on investments are included in net investment income.

Deferred Policy Acquisition Costs

Commissions and other acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized in a systematic manner based on the related contract revenues or gross profits as appropriate.  Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance.  If this current estimate is less than the existing balance, the difference is charged to expense.

Deferred acquisition costs for traditional life insurance contracts are deferred to the extent deemed recoverable and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing future policy benefit liabilities.

Deferred acquisition costs related to annuities that subject the Company to mortality or morbidity risk over a period that extends beyond the period or periods in which premiums are collected and that have terms that are fixed and guaranteed (i.e., limited-payment long-duration annuity contracts) are deferred to the extent deemed recoverable and amortized in relation to the present value of actual and expected gross profits on the policies.  To the extent that realized gains and losses on fixed income securities result in adjustments to deferred acquisition costs related to annuities, such adjustments are reflected as a component of the amortization of deferred acquisition costs.

Deferred acquisition costs related to limited-payment long-duration annuity contracts are also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains and (losses) from available-for-sale securities had actually been realized.  This adjustment is included in the change in net unrealized appreciation (depreciation) on available-for-sale securities, a component of “Accumulated Other Comprehensive Income” in the shareholders’ equity section of the statement of financial position

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

1.	Organization and Significant Accounting Policies (continued)

Loans from Premium Financing

Loans from premium financing are carried at their outstanding unpaid principal balances, net of unearned interest, charge-offs and an allowance for loan losses.  Interest on loans is earned based on the interest method for computing unearned interest.  The rule of 78s is used to calculate the amount of the interest charge to be forgiven in the event that a loan is repaid prior to the agreed upon number of monthly payments.  When serious doubt concerning collectability arises, loans are placed on a nonaccrual basis.  Generally if no payment is received after one hundred twenty days, all accrued and uncollected interest income is reversed against current period operations. Interest income on nonaccrual loans is recognized only when the loan is paid in full. Loan origination fees and costs are charged to expense as incurred.

Allowance for Loan Losses from Premium Financing

The allowance for possible loan losses from financing casualty insurance premiums is a reserve established through a provision for possible loan losses charged to expense which represents, in management’s judgment, the known and inherent credit losses existing in the loan portfolio.  The allowance, in the judgment of management, is necessary to reserve for estimated loan losses inherent in the loan portfolio and reduces the carrying value of the loans from premium financing to the estimated net realizable value on the statement of financial position.

While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company’s control, including the performance of the Company’s loan portfolio, the economy and changes in interest rates.  The Company’s allowance for possible loan losses consists of specific valuation allowances established for probable losses on specific loans and a portfolio reserve for probable incurred but not specifically identified loans.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis.

Property and Equipment

Property and equipment are carried at amortized cost.  Office furniture and equipment is recorded at cost or fair value at acquisition less accumulated depreciation using the straight-line method over the estimated useful life of the respective assets of 3 to 7 years.  Leasehold improvements are recorded at cost and amortized over the remaining non cancelable lease term.

Reinsurance

The Company cedes reinsurance under various agreements allowing management to control exposure to potential losses arising from large risks and providing additional capacity for growth.  Estimated reinsurance recoverable balances are reported as assets and are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

1.	Organization and Significant Accounting Policies (continued)

Value of Insurance Business Acquired

As a result of the Company’s purchase of FLAC, an asset was recorded in the application of purchase accounting to recognize the value of acquired insurance in force.  The Company’s value of acquired insurance in force is an intangible asset with a definite life and is amortized under Financial Accounting Standards Board (“FASB”) guidance.  The value of acquired insurance in force is amortized primarily over the emerging profit of the related policies using the same assumptions that were used in computing liabilities for future policy benefits.  For the amortization of the value of acquired insurance in force, the Company periodically reviews its estimates of gross profits. The most significant assumptions involved in the estimation of gross profits include interest rate spreads, future financial market performance, business surrender/lapse rates, mortality and morbidity, expenses and the impact of realized investment gains and losses. In the event actual experience differs significantly from assumptions or assumptions are significantly revised, the Company is required to record a charge or credit to amortization expense for the period in which an adjustment is made.

At December 31, 2010 and 2009 there was $604,958 and $333,493, respectively, of accumulated amortization of the value of insurance business acquired due to the purchase of FLAC that occurred at the end of 2008.  We expect to amortize the value of insurance business acquired by the following amounts over the next five years:  $257,729 in 2011, $211,579 in 2012, $197,041 in 2013, $184,256 in 2014 and $173,500 in 2015.

Other Assets and Other Liabilities

Other assets consist primarily of prepaid expenses, recoverable federal and state income taxes, notes receivable and customer account balances receivable.  Other liabilities consist primarily of accrued expenses, account payables, deposits on pending policy applications and unearned investment income.

Policyholders’ Account Balances

The Company’s liability for policyholders’ account balances represents the contract value that has accrued to the benefit of the policyholder as of the financial statement date.  This liability is generally equal to the accumulated account deposits plus interest credited less policyholders’ withdrawals and other charges assessed against the account balance.  Interest crediting rates for individual annuities range from 3.75% to 6.75%.  Interest crediting rates for premium deposit funds range from 3% to 4%.

Future Policy Benefits

The Company’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums.  For life insurance and annuity products, expected mortality and morbidity is generally based on the Company’s historical experience or standard industry tables including a provision for the risk of adverse deviation.  Interest rate assumptions are based on factors such as market conditions and expected investment returns.  Although mortality, morbidity and interest rate assumptions are “locked-in” upon the issuance of new insurance with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves.

Policy Claims

Policy claim liabilities represent the estimated liabilities for claims reported plus estimated incurred but not yet reported claims developed from trends of historical market data applied to current exposure.

Common Stock

Common stock is fully paid, non-assessable and has a par value of $.01 per share.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

1.	Organization and Significant Accounting Policies (continued)

On January 10, 2011, the Company’s Board of Directors approved a 5% share dividend by which shareholders will receive a share of Common Stock for each 20 shares of common stock of the Company they hold.  The dividend is payable to the holders of shares of the Corporation as of March 10, 2011.  Fractional shares will be rounded to the nearest whole number of shares.  It is anticipated that approximately 324,000 shares will be issued in connection with the stock dividend that will result in accumulated deficit being charged by approximately $2,430,000 with an offsetting credit of approximately $2,430,000 to common stock and additional paid-in capital.

Federal Income Taxes

The Company uses the liability method of accounting for income taxes.  Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under GAAP and balances determined using tax bases.  A valuation allowance is established for the amount of the deferred tax asset that exceeds the amount of the estimated future taxable income needed to utilize the future tax benefits.

Revenues and Expenses

Revenues on traditional life insurance products consist of direct premiums reported as earned when due.  Liabilities for future policy benefits are provided and acquisition costs are amortized in a systematic manner based on the related contract revenues or gross profits as appropriate.   Acquisition costs for traditional life insurance contracts are deferred to the extent deemed recoverable and are amortized over the premium paying period of the related policies using assumptions consistent with those used in computing future policy benefit liabilities.  Traditional life insurance products are treated as long-duration contracts since they are ordinary whole life insurance products, which generally remain in force for the lifetime of the insured.

Deferred acquisition costs related to annuities that subject us to mortality or morbidity risk over a period that extends beyond the period or periods in which premiums are collected and that have terms that are fixed and guaranteed are deferred to the extent deemed recoverable and amortized in relation to the present value of actual and expected gross profits on the policies.  These annuities are treated as long-duration insurance contracts since the Company is subject to risk from policyholder mortality and morbidity over an extended period.

Income from premium financing includes cancellation and late fees.

Net Income (Loss) per Common Share

Net income (loss) per common share basic and diluted is calculated using the weighted average number of common shares outstanding and subscribed during the year.  The weighted average outstanding and subscribed common shares basic and diluted for the years ended December 31, 2010 and 2009 were 6,235,407 and 6,095,250, respectively.  These weighted average shares reflect the retrospective adjustment for the impact of the 5% stock dividend declared by the Company on January 10, 2011 and payable to holders of shares of the Company as of March 10, 2011.

Accumulated Other Comprehensive Income

FASB guidance requires the inclusion of unrealized gains or losses on available-for-sale securities, net of tax, as a component of other comprehensive income.  Unrealized gains and losses recognized in accumulated other comprehensive income that are later recognized in net income through a reclassification adjustment are identified on the specific identification method.

In addition, deferred acquisition costs related to limited-payment long-duration annuity contracts are also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains (losses) from available-for-sale securities had actually been realized.  This adjustment is included in the change in net unrealized appreciation (depreciation) on available-for-sale securities, a component of “Accumulated Other Comprehensive Income” in the shareholders’ equity section of the statement of financial position.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Subsequent Events

Management has evaluated all events subsequent to December 31, 2010 through the date that these financial statements have been issued.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  The new guidance requires entities to separately disclose information relative to transfers in and out of Levels 1 and 2 in the fair value hierarchy.  In addition, ASU 2010-06 requires separate presentation of transfers in, transfers out, purchases, sales, issuances and settlements of Level 3 investments in the tabular reconciliation of Level 3 activity.  ASU 2010-06 also clarifies the level of disaggregation for which fair value measurements should be disclosed and requires that information about input and valuation techniques be disclosed for Level 2 and Level 3 assets and liabilities.  The Company adopted this guidance effective for the first quarter of 2010.

In October 2010, the FASB issued Accounting Standards Update No. 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (“ASU 2010-26”).  The new guidance requires that an insurance entity capitalize only the following as acquisition costs related directly to the successful acquisition of new or renewal insurance contracts:

1.	Incremental direct costs of contract acquisition.
2.
The portion of an employee’s total compensation and payroll-related fringe benefits related directly to acquisition activities for time spent performing underwriting, policy issuance, policy processing, medical, inspection and sales force contract selling for a contract that has actually been acquired.

3.	Other costs related directly to the acquisition activities described in point 2 above that would not have been incurred by the insurance entity had the acquisition contract transaction not occurred.
4.	Advertising costs that meet the capitalization criteria of Subtopic 340-20.

All other acquisition costs should be charged to expense as incurred.  In addition, administrative costs, rent, depreciation, occupancy, equipment and all other general overhead costs are considered indirect costs and should be charged to expense as incurred.  ASU 2010-26 is effective for interim and annual reporting periods beginning after December 15, 2011.  Early adoption is permitted, but only at the beginning of an entity’s annual reporting period.  The Company will likely adopt ASU 2010-26 in first quarter 2012.  The Company has assessed the guidance and has determined that it will not have a significant financial impact since the Company utilizes a dynamic model whereby deferred acquisition costs on the statement of financial position only include policies currently in force.  This current dynamic model results in immediate amortization of all deferred acquisition costs on the statement of operations where the policy is no longer in force.  Once adopted, the above defined acquisition costs will only be capitalized directly related to the successful acquisition of new or renewal insurance contracts.  After adoption, these acquisition costs will be amortized on the statement of operations when the related policies are no longer in force.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

2.	Investments

Fixed Maturity and Equity Securities Available-For-Sale

Investments in fixed maturity and equity securities available-for-sale as of December 31, 2010 and December 31, 2009 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2010	Cost	Gains	Losses	Value

Fixed maturity securities
U.S. government agency	$1,121,014	$19,442	$31,495	$1,108,961
Residential mortgage-backed securities	153,176	38,327	-	191,503
Corporate bonds	21,700,965	3,422,257	11,623	25,111,599
Foreign bonds	208,478	2,777	-	211,255
Total fixed maturity securities	23,183,633	3,482,803	43,118	26,623,318
Mutual funds	52,000	34,800	-	86,800
Corporate common stock	295,353	147,161	-	442,514
Total equity securities	347,353	181,961	-	529,314

Total fixed maturity and equity securities	$23,530,986	$3,664,764	$43,118	$27,152,632

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2009	Cost	Gains	Losses	Value

Fixed maturity securities
U.S. government agency	$1,921,463	$7,955	$51,235	$1,878,183
Residential mortgage-backed securities	182,835	22,403	-	205,238
Corporate bonds	17,668,199	2,796,431	37,391	20,427,239
Total fixed maturity securities	19,772,497	2,826,789	88,626	22,510,660
Mutual funds	52,000	28,150	-	80,150
Corporate common stock	298,318	70,016	-	368,334
Total equity securities	350,318	98,166	-	448,484

Total fixed maturity and equity securities	$20,122,815	$2,924,955	$88,626	$22,959,144

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

2.	Investments (continued)

All securities in an unrealized loss position as of the financial statement dates, the estimated fair value, pre-tax gross unrealized loss and number of securities by length of time that those securities have been continuously in an unrealized loss position as of December 31, 2010 and 2009 are summarized as follows:

	Less than 12 Months
		Unrealized	Number of
December 31, 2010	Fair Value	Loss	Securities
Fixed maturity securities
Less than 12 months
U.S. Government agency	$718,021	$31,495	2
Corporate bonds	749,795	11,623	3

Total fixed maturity securities	$1,467,816	$43,118	5

		Unrealized	Number of
December 31, 2009	Fair Value	Loss	Securities
Fixed maturity securities
Less than 12 months
U.S. Government agency	$1,676,246	$51,235	6
Corporate bonds	742,087	37,391	5

Total fixed maturity securities	$2,418,333	$88,626	11

As of December 31, 2010, all of the above fixed maturity securities had a fair value to cost ratio equal to or greater than 94%.  As of December 31, 2009, all of the above fixed maturity securities had a fair value to cost ratio equal to or greater than 86%.  As of both December 31, 2010 and 2009, fixed maturity securities were 87% investment grade as rated by Standard & Poor’s.

There were no equity securities in an unrealized loss position as of December 31, 2010 and December 31, 2009.

The Company’s decision to record an impairment loss is primarily based on whether the security’s fair value is likely to remain significantly below its book value in light of all the factors considered.  Factors that are considered include the length of time the security’s fair value has been below its carrying amount, the severity of the decline in value, the credit worthiness of the issuer, and the coupon and/or dividend payment history of the issuer.  The Company also assesses whether it intends to sell or whether it is more likely than not that it may be required to sell the security prior to its recovery in value.

For any fixed maturity securities that are other-than-temporarily impaired, the Company determines the portion of the other-than-temporary impairment that is credit-related and the portion that is related to other factors.  The credit-related portion is the difference between the expected future cash flows and the amortized cost basis of the fixed maturity security, and that difference is charged to earnings.  The non-credit-related portion representing the remaining difference to fair value is recognized in other comprehensive income (loss).  Only in the case of a credit-related impairment where management has the intent to sell the security, or it is more likely than not that it will be required to sell the security before recovery of its cost basis, is a fixed maturity security adjusted to fair value and the resulting losses recognized in realized gains (losses) in the consolidated statements of operations.  Any other-than-temporary impairments on equity securities are recorded in the consolidated statements of operations in the periods incurred as the difference between fair value and cost.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

2.	Investments (continued)

Based on our review, the Company experienced no other-than-temporary impairments during the year ended December 31, 2010.

The Company recorded two other-than-temporary impairments during 2009.  During the second quarter of 2009, the Company impaired its $200,000 par value General Motors (“GM”) bond as a result of a bankruptcy filing by GM.  This impairment was considered fully credit-related, resulting in a charge to the statement of operations before tax of $8,659 as of June 30, 2009.  This charge represents the difference between the amortized cost basis of the security and its fair value.  During the third quarter 2009, the Company recorded a second other-than-temporary impairment relative to Cit Group (“CIT”) bonds with a total par value of $710,000.  These CIT bonds were written down to their fair value at September 30, 2009.  The Company determined that the entire loss was credit related and recognized a realized loss of $146,705 in the statement of operations.  These bonds defaulted on October 30, 2009.  The Company experienced no additional other-than-temporary impairments during 2009.

Management believes that the Company will fully recover its cost basis in the securities held at December 31, 2010, and management does not have the intent to sell nor is it more likely than not that the Company will be required to sell such securities until they recover or mature.  The remaining temporary impairments shown herein are primarily the result of the current interest rate environment rather than credit factors that would imply other-than-temporary impairment.

Net unrealized gains included in other comprehensive income for investments classified as available-for-sale, net of the effect of deferred income taxes and deferred acquisition costs assuming that the appreciation had been realized as of December 31, 2010 and 2009 are summarized as follows:

	December 31, 2010	December 31, 2009
Unrealized appreciation on available-for-sale securities	$3,621,646	$2,836,329
Adjustment to deferred acquisition costs	(10,843)	(4,284)
Deferred income taxes	(305,433)	34,999

Net unrealized appreciation on available-for-sale securities	$3,305,370	$2,867,044

The amortized cost and fair value of fixed maturity available-for-sale securities as of December 31, 2010, by contractual maturity, are summarized as follows:

	Available-for-Sale
	Amortized Cost	Fair Value
Due in one year or less	$787,178	$812,961
Due in one year through five years	7,366,837	8,441,033
Due after five years through ten years	9,721,078	11,107,361
Due after ten years	5,155,364	6,070,460
Due at multiple maturity dates	153,176	191,503
	$23,183,633	$26,623,318

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

2.	Investments (continued)

Proceeds and gross realized gains (losses) from the sales, calls and impairments of fixed maturity available-for-sale securities for the years ended December 31, 2010 and 2009 are summarized as follows:

	Years Ended December 31,
	Fixed Maturity Securities		Equity Securities
	2010	2009	2010	2009

Proceeds	$1,868,930	$2,556,904	$65,592	$-

Gross realized gains	140,032	5,323	20,128	-

Gross realized losses	(860)	(36,369)	-	-

Other than temporary impairments	-	(155,364)	-	-

The accumulated change in net unrealized investment gains for fixed maturity and equity securities available-for-sale for the years ended December 31, 2010 and 2009 and the amount of realized investment gains (losses) on fixed maturity and equity securities for the years ended December 31, 2010 and 2009 are summarized as follows:

	Years Ended December 31,
	2010	2009
Change in unrealized investment gains

Available-for-sale securities

Fixed maturity securities	$701,522	$2,734,022

Equity securities	83,795	98,166

Other than temporary impairment losses	-	(155,364)

Other realized investment gains (losses)

Fixed maturity securities	139,172	(31,046)

Equity securities	20,128	-

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

2.	Investments (continued)

Mortgage Loans on Real Estate

The Company’s mortgage loans by property type as of December 31, 2010 and 2009 are summarized as follows:

	December 31, 2010		December 31, 2009
	Amount	% of Total	Amount	% of Total
Residential loans	$-	0.00%	$110,000	8.05%

Commercial loans
Retail stores	$765,065	66.14%	$851,607	62.35%
Office buildings	391,747	33.86%	404,346	29.60%

Total commercial loans	1,156,812	100.00%	1,255,953	91.95%

Total mortgage loans	$1,156,812	100.00%	$1,365,953	100.00%

The 2009 residential loan was located in Mississippi and commercial loans are geographically concentrated in the states of Colorado (99%) and Arizona (1%) at December 31, 2010.

There were no loans more than 90 days past due at December 31, 2010.  There were no mortgage loans in default at December 31, 2010 and there was no allowance for losses at December 31, 2010 and 2009.

Investment real estate

TLIC owns approximately six and one-half acres of land located in Topeka, Kansas.  A 20,000 square foot office building has been constructed on approximately one-half of this land.  TLIC occupied approximately 7,500 square feet of the building until it was leased to a third party effective December 24, 2009 and the remaining 12,500 square feet is leased.

The Company’s investment real estate as of December 31, 2010 and 2009 is summarized as follows:

	December 31, 2010	December 31, 2009
Land and improvements	$3,204,422	$3,210,050
Less - accumulated depreciation	(126,902)	(63,106)

Investment real estate, net of accumulated depreciation	$3,077,520	$3,146,944

Other Long-Term Investments

The Company’s investment in lottery prize cash flows was $6,886,529 and $4,975,188 as of December 31, 2010 and 2009, respectively.  The lottery prize cash flows are assignment of the future rights from lottery winners at a discounted price.  Payments on these investments are made by state run lotteries.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

2.	Investments (continued)

The amortized cost and estimated fair value of lottery prize cash flows, by contractual maturity, at December 31, 2010 are summarized as follows:

	Amortized	Fair
	Cost	Value
Due in one year or less	$1,545,698	$1,308,930
Due in one year through five years	3,631,099	3,998,188
Due in five years through ten years	1,364,343	1,581,454
Due after ten years	345,389	534,547
	$6,886,529	$7,423,119

The outstanding balance of lottery prize cash flows, by state lottery, as of December 31, 2010 and 2009 are summarized as follows:

	December 31, 2010	December 31, 2009
Florida	$316,649	$347,274
Illinois	863,519	1,047,617
Indiana	391,451	465,977
Kentucky	165,360	170,103
Massachusetts	2,489,977	2,345,406
New York	2,244,228	431,209
Pennsylvania	415,345	-
Texas	-	147,808
Washington	-	19,794
	$6,886,529	$4,975,188

Investment Income and Investment Gains and Losses

Major categories of net investment income for the years ended December 31, 2010 and 2009 are summarized as follows:

	Years Ended December 31,
	2010	2009

Fixed maturity securities	$2,107,980	$1,803,860
Equity securities	14,361	15,503
Mortgage loans	94,133	119,607
Real estate	344,850	244,703
Short-term and other investments	65,803	44,134

Gross investment income	2,627,127	2,227,807

Investment expenses	(185,793)	(5,282)

Net investment income	$2,441,334	$2,222,525

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) on the measurement date.  The Company also considers the impact on fair value of a significant decrease in volume and level of activity for an asset or liability when compared with normal activity.

The Company holds fixed maturity and equity securities that are measured and reported at fair market value on the statement of financial position.  The Company determines the fair market values of its financial instruments based on the fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value, as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities. The Company’s Level 1 assets and liabilities include fixed maturity and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  The Company’s Level 2 assets and liabilities include fixed maturity securities with quoted prices that are traded less frequently than exchange-traded instruments or assets and liabilities whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.  This category generally includes U.S. Government and agency mortgage-backed debt securities and corporate debt securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  The Company’s Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.  This category generally includes certain private equity investments and asset-backed securities where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three-level fair value hierarchy.  If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.  A review of fair value hierarchy classifications is conducted on a quarterly basis.  Changes in the valuation inputs, or their ability to be observed, may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the period in which the reclassifications occur.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

3.	Fair Value Measurements (continued)

The Company’s fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2010 and 2009 is summarized as follows:

December 31, 2010	Level 1	Level 2	Level 3	Total
Fixed maturity securities, available-for-sale
U.S. government agency	$-	$1,108,961	$-	$1,108,961
Residential mortgage-backed securities	-	191,503	-	191,503
Corporate bonds	-	25,111,599	-	25,111,599
Foreign bonds	-	211,255	-	211,255

Total fixed maturity securities	$-	$26,623,318	$-	$26,623,318

Equity securities, available-for-sale
Mutual funds	$-	$86,800	$-	$86,800
Corporate common stock	365,014	-	77,500	442,514

Total equity securities	$365,014	$86,800	$77,500	$529,314

December 31, 2009	Level 1	Level 2	Level 3	Total
Fixed maturity securities, available-for-sale
U.S. government agency	$-	$1,878,183	$-	$1,878,183
Residential mortgage-backed securities	-	205,238	-	205,238
Corporate bonds	-	20,427,239	-	20,427,239

Total fixed maturity securities	$-	$22,510,660	$-	$22,510,660

Equity securities, available-for-sale
Mutual funds	$80,150	$-	$-	$80,150
Corporate common stock	333,334	-	35,000	368,334

Total equity securities	$413,484	$-	$35,000	$448,484

At December 31, 2010, Level 3 financial instruments consisted of two private placement common stocks that have no active trading.  At December 31, 2009, Level 3 financial instruments consisted of one private placement common stock that had no active trading.  These stocks represent investments in small development stage insurance holding companies.  The fair value for these securities was determined through the use of unobservable assumptions about market participants.  The Company has assumed a willing market participant would purchase the securities for the same price as the Company paid until such time as the development stage company commences operations.

Fair values for Level 1 and Level 2 assets for the Company’s fixed maturity and equity securities available-for-sale are primarily based on prices supplied by its custodian bank.  The custodian bank utilizes a third party pricing service to provide quoted prices in the market which use observable inputs in developing such rates.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

3.	Fair Value Measurements (continued)

The Company analyzes market valuations received to verify reasonableness and to understand the key assumptions used and the sources.  Since the fixed maturity securities owned by the Company do not trade on a daily basis, the custodian bank and the third party pricing service prepare estimates of fair value measurements using relevant market data, benchmark curves, sector groupings and matrix pricing.  As the fair value estimates of the Company’s fixed maturity securities are based on observable market information rather than market quotes, the estimates of fair value on these fixed maturity securities are included in Level 2 of the hierarchy.  The Company’s Level 2 investments include obligations of U.S. government agencies, mortgage-backed securities, corporate bonds and foreign bonds.

The Company’s equity securities are included in Level 1 except for mutual funds included in Level 2 and the private placement common stocks discussed above and included in Level 3.  Level 1 for these equity securities is appropriate since they trade on a daily basis, are based on quoted market prices in active markets and based upon unadjusted prices.  Level 2 for the mutual funds is appropriate since they are not actively traded as of December 31, 2010 and as such were moved from Level 1 to Level 2 during 2010.  The Company’s fixed maturity and equity securities portfolio is highly liquid and allows for a high percentage of the portfolio to be priced through pricing services.

The change in the fair value of the Company’s Level 3 equity securities, available-for-sale for the years ended December 31, 2010 and 2009 is summarized as follows:

	Year Ended December 31,
	2010	2009

Beginning balance	$35,000	$-

Purchases	42,500	35,000

Ending balance	$77,500	$35,000

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

3.	Fair Value Measurements (continued)

Fair Value of Financial Instruments

The estimated fair values of financial instruments, as of December 31, 2010 and 2009 are summarized as follows:

	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets
Fixed maturity securities	$26,623,318	$26,623,318	$22,510,660	$22,510,660
Equity securities	529,314	529,314	448,484	448,484
Mortgage loans on real estate
Residential	-	-	110,000	110,000
Commercial	1,156,812	1,192,284	1,255,953	1,298,765
Policy loans	367,284	367,284	335,022	335,022
Other long-term investments	6,886,529	7,423,119	4,975,188	5,086,736
Cash and cash equivalents	12,985,278	12,985,278	7,080,692	7,080,692
Loans from premium financing	1,143,977	1,143,977	2,749,830	2,749,830

Liabilities
Policyholders' account balances	$30,261,070	28,700,425	$24,417,483	22,730,469
Policy claims	367,306	367,306	289,273	289,273

The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.  However, considerable judgment was required to interpret market data to develop these estimates.  Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market exchange.  The use of different market assumptions or estimation methodologies may have a material effect on the fair value amounts.

The following methods and assumptions were used in estimating the “fair value” disclosures for financial instruments in the accompanying financial statements and notes thereto:

Fixed Maturity and Equity Securities

The fair value of fixed maturity and equity securities are based on the principles previously discussed as Level 1, Level 2 and Level 3.

Mortgage Loans on Real Estate

The fair values for mortgage loans are estimated using discounted cash flow analyses, using the actual spot rate yield curve in effect at the end of the period.

Investment Real Estate

The fair value of investment real estate is based on cost, which approximates appraisal value.

Cash and Cash Equivalents and Policy loans

The carrying value of these financial instruments approximates their fair values.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

3.	Fair Value Measurements (continued)

Other Long-Term Investments

Other long-term investments are comprised of lottery prize receivables and fair value is derived by using a discounted cash flow approach.  Projected cash flows are discounted using applicable rates.

Loans from Premium Financing

The carrying value of loans from premium financing is net of unearned interest and any estimated loan losses and approximates fair value.  Estimated loan losses were $443,071 and $318,826 as of December 31, 2010 and 2009, respectively.

Investment Contracts – Policyholders’ Account Balances

The fair value for liabilities under investment-type insurance contracts (accumulation annuities) is calculated using a discounted cash flow approach.  Cash flows are projected using actuarial assumptions and discounted to the valuation date using risk-free rates adjusted for credit risk and the nonperformance risk of the liabilities.

The fair values for insurance contracts other than investment-type contracts are not required to be disclosed.

Policy Claims

The carrying amounts reported for these liabilities approximate their fair value.

4.	Certificate of Deposit Pledged and Special Deposits

TLIC has a $65,000 letter of credit from a bank.  The letter of credit expires on December 31, 2011 and interest is accrued on the outstanding principal balance.  The Company pledged a certificate of deposit with a market value of $65,000 as collateral for the letter of credit.  There were no amounts borrowed against this letter of credit. The letter of credit was obtained solely to secure the issuance of standby letters of credit.  The standby letters of credit are used to guarantee reserve credits taken by Optimum Re Insurance Company (“Optimum Re”).

TLIC is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations.  At December 31, 2010 and 2009, these required deposits totaled $2,643,506 and $2,393,687, respectively.

5.	Loans from Premium Financing

The Company finances amounts up to 80% of the premium on casualty insurance policies after a 20% or greater down payment is made by the policy owner.  The premiums financed are collateralized by the amount of the unearned premium of the insurance policy.  Policies that become delinquent are submitted for cancellation and recovery of the unearned premium, up to the amount of the loan balance, 25 days after a payment becomes delinquent.  Loans from premium financing are carried net of unearned interest and any estimated loan losses.

Unearned interest was $35,519 and $72,144 as of December 31, 2010 and 2009, respectively.  Allowances for loan losses were $443,071 and $318,826 at December 31, 2010 and 2009, respectively.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

5.	Loans from Premium Financing (continued)

The company’s credit losses related to loans from premium financing as of December 31, 2010 and 2009 is summarized as follows:

	December 31, 2010	December 31, 2009
Allowance at beginning of period	$318,826	$21,305
Additions charged to operations	124,245	297,521

Allowance at end of period	$443,071	$318,826

On August 6, 2009, the Company was made aware of potentially fraudulent loans and financial transactions made by an independent agency that did business with the Company’s wholly owned subsidiary, FTCC.  The fraudulent loans and financial transactions totaled $1,293,450.  The independent agency and its owner assigned assets having an estimated fair value of $622,377 to cover loan losses.  Assets received were mortgage loan on real estate of $110,000, investment real estate of $141,483, property and equipment including an office building of $24,017, furniture and equipment of $2,000, accounts of property and casualty insurance agency of $150,000 and accounts receivable of $194,877.

In addition, the independent agency endorsed and deposited $326,479 of checks issued by FTCC in the agency’s bank account that were payable to other third parties for insurance premiums.  FTCC recovered these funds from the banks due to improper endorsement.

FTCC recorded losses related to loans originated by this agency net of assets received of $344,594 that has been recognized in the December 31, 2009 financial statements.  FTCC and the Company continued to investigate the facts and circumstances relating to any fraudulent loans and financial transactions in 2010 and continue to seek restitution for any losses.

6.	Deferred Policy Acquisition Costs

The balances of and changes in deferred acquisition costs as of and for the years ended December 31, 2010 and 2009 are summarized as follows:

	2010	2009
Balance, beginning of year	$1,918,994	$898,134
Capitalization of commissions, sales and issue expenses	1,773,199	1,478,104
Amortization	(451,349)	(452,960)
Deferred acquisition costs allocated to investment	(6,559)	(4,284)

Balance, end of year	$3,234,285	$1,918,994

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

7.	Federal Income Taxes

The Company files a consolidated federal income tax return with FTCC and does not file a consolidated return with TLIC.  TLIC is taxed as a life insurance company under the provisions of the Internal Revenue Code and must file a separate tax return until they have been a member of the filing group for five years.

There was no current federal income tax expense for the years 2010 and 2009.

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2010 and 2009 are summarized as follows:

	December 31,
	2010	2009
Deferred tax liabilities:
Net unrealized investment gains	$305,433	$-
Deferred policy acquisition costs	386,061	147,097
Reinsurance recoverable	195,007	173,561
Investment real estate	31,902	19,487
Other long-term investments	28,275	37,216
Value of insurance business acquired	501,452	555,745
Property and equipment	878	11,920
Other	3,758	18,335

Total deferred tax liabilities	1,452,766	963,361

Deferred tax assets:
Net unrealized investment losses	-	34,999
Policyholders' account balance and future policy benefits	598,161	277,276
Policy claims	21,588	14,664
Other	36,454	4,521
Alternative minimum tax carryforward	2,155	-
Net operating loss carryforward	1,790,233	1,644,319
Net capital loss carryforward	199,099	26,995

Total deferred tax assets	2,647,690	2,002,774

Valuation allowance	(1,488,145)	(1,198,728)

Net deferred tax assets	1,159,545	804,046

Net deferred tax liabilities	$293,221	$159,315

FTFC has net operating loss carry forwards of approximately $4,376,897 expiring in 2019 through 2025.  TLIC has net operating loss carry forwards of approximately $1,510,442, expiring in 2018 through 2025.  Net operating loss carry forwards of $926,226 (included in the TLIC amount above), expiring in 2018 through 2023 and capital loss carry forwards of $63,727, expiring in 2011 and 2013, remain from the acquisition of FLAC are available to offset future taxable income.  The utilization of those losses is restricted by the tax laws and some or all of the losses may not be available for use.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

7.	Federal Income Taxes (continued)

The Company has no known uncertain tax benefits within its provision for income taxes.  In addition, the Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, have not accrued any such amounts.  The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions.  The 2007 through 2010 U.S. federal tax years are subject to income tax examination by tax authorities.  The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

8.	Reinsurance

TLIC participates in reinsurance in order to provide risk diversification, additional capacity for future growth and limit the maximum net loss potential arising from large risk.  TLIC reinsures all amounts of risk on any one life in excess of $55,000 for individual life insurance with Investors Heritage Life Insurance Company, Munich American Reassurance Company, Optimum Re and Wilton Re.

TLIC is a party to an Automatic Retrocession Pool Agreement (the “Reinsurance Pool”) with Optimum Re, Catholic Order of Foresters, American Home Life Insurance Company and Woodmen of the World. The agreement provides for automatic retrocession of coverage in excess of Optimum Re’s retention on business ceded to Optimum Re by the other parties to the Reinsurance Pool. TLIC’s maximum exposure on any one insured under the Reinsurance Pool is $50,000.   As of January 1, 2008, the Reinsurance Pool stopped accepting new cessions.

Effective September 29, 2005, FLAC and Wilton Re executed a binding letter of intent whereby both parties agreed that FLAC would cede the simplified issue version of its Golden Eagle Whole Life (Final Expense) product to Wilton Re on a 50/50 quota share original term coinsurance basis. The letter of intent was executed on a retroactive basis to cover all applicable business issued by FLAC subsequent to January 1, 2005. Wilton Re agreed to provide various commission and expense allowances to FLAC in exchange for FLAC ceding 50% of the applicable premiums to Wilton Re as they are collected.  As of June 24, 2006, Wilton Re terminated the reinsurance agreement for new business issued after the termination date.

To the extent that the reinsurance companies are unable to meet their obligations under the reinsurance agreements, TLIC remain primarily liable for the entire amount at risk.

Reinsurance assumed and ceded amounts for TLIC for 2010 and 2009 are summarized as follows:

	2010	2009
Premiums assumed	$32,157	$31,943
Commissions and expense allowances	120	113
Benefits assumed	5,593	10,599
Reserve credits assumed	50,147	48,319
Inforce amount assumed	24,807,969	25,916,794

Premiums ceded	389,866	416,282
Commissions and expense allowances	26,796	31,604
Benefits ceded	238,828	222,425
Reserve credits ceded	731,031	785,411
Inforce amount ceded	44,869,095	47,349,732

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

9.	Property and Equipment

Property and equipment as of December 31, 2010 and 2009 is summarized as follows:

	December 31, 2010	December 31, 2009
Land and improvements	$-	$27,064
Furniture and fixtures	161,904	100,990

Total property and equipment	161,904	128,054
Less - accumulated depreciation	(59,530)	(45,705)

Property and equipment net of accumulated depreciation	$102,374	$82,349

10.	Leases

The Company leased approximately 2,517 square feet of office space pursuant to a three-year lease that began July 1, 2008, leased approximately 200 square feet on a month-to-month basis during 2009 and leased 950 square feet of office space effective December 15, 2009 that terminated December 31, 2010.  On June 17, 2010, the Company agreed to lease an additional 4,252 square feet of expansion office space whereby effective October 1, 2010, the Company would lease for five years a combined 6,769 square feet.  Under the terms of the home office leases as amended, the monthly rent expense for the 2,517 square feet was $3,041 through June 30, 2009, $3,146 from July 1, 2009 through June 30, 2010, $3,251 from July 1, 2010 through September 30, 2010 and $7,897 from October 1, 2010 through September 30, 2015.  The month to month lease was $300 per month and the 950 square feet lease was $1,225 per month.  The Company incurred rent expense of $72,855 and $43,809 for the years 2010 and 2009, respectively.  Future minimum lease payments to be paid under non cancelable lease agreements are $94,764 for the years 2011 through 2014 and $71,073 in 2015.

TLIC occupied approximately 7,500 square feet of its building in Topeka, Kansas until December 2009. Effective December 24, 2009, TLIC entered into a five year lease with a tenant for this space with an option to renew for five additional years.  The monthly lease payments are as follows:  $8,888 in 2010, $9,130 in 2011 and 2012 and $9,371 in 2013 and 2014.  TLIC has leased 10,000 square feet under a lease that was renewed during 2006 to run through June 30, 2011 with a 90 day notice to terminate the lease by the lessee. The lease agreement calls for minimum monthly base lease payments of $15,757.

Effective August 29, 2005, TLIC executed a lease agreement with a tenant for 2,500 square feet. The base lease period commenced on September 1, 2005 and ended on August 31, 2010. The lease automatically renewed on August 15, 2010, for another five years with a 90 day notice by the lessee to terminate the lease. The lease agreement called for minimum monthly base lease payments of $4,332 through August 31, 2010. The lease payments decreased to $3,100 per month for the period September 1, 2010 through August 31, 2015.

The future minimum lease payments to be received under the above non cancelable lease agreements are $241,302, $146,760, $149,652, $149,652 and $24,800 for the years 2011 through 2015, respectively

11.	Shareholders’ Equity and Statutory Accounting Practices

The insurance subsidiary is domiciled in Oklahoma and prepares its statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Oklahoma Insurance Department.  Prescribed statutory accounting practices include publications of the NAIC, state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.  Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

11.	Shareholders’ Equity and Statutory Accounting Practices(continued)

The statutory net loss for TLIC amounted to $449,123 and $882,176 for the years ended December 31, 2010 and 2009, respectively.  The statutory surplus of TLIC was $4,316,574 and $4,327,428 as of December 31, 2010 and 2009, respectively.  Old TLIC and TLIC are subject to Oklahoma laws and FLAC was subject to Kansas laws which limit the amount of dividends that insurance companies can pay to stockholders without approval of the respective Departments of Insurance.  The maximum dividend, which may be paid in any twelve-month period without notification or approval, is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year.  Cash dividends may only be paid out of surplus derived from realized net profits.  Based on these limitations, there is no capacity to pay a dividend in 2011 without prior approval.  There were no dividends paid or a return of capital to the parent company in 2010 and 2009.

12.	Segment Data

Given the limited nature of each subsidiary’s operations, the Company has a life insurance segment, consisting of the operations of TLIC, and a premium financing segment, consisting of the operations of FTCC and SIS.  Results for the parent company, after elimination of intercompany amounts, are allocated to the corporate segment.  The Company’s three operating segments for the years ended December 31, 2010 and 2009 are summarized as follows:

	Year Ended December 31,
	2010	2009
Revenues:
Life and annuity insurance operations	$8,495,479	$7,898,665
Premium finance operations	323,816	642,729
Corporate operations	2,011	1,398

Total	$8,821,306	$8,542,792
Income (loss) before income taxes:
Life and annuity insurance operations	$736,035	$219,889
Premium finance operations	(340,395)	(619,613)
Corporate operations	(510,830)	(441,528)

Total	$(115,190)	$(841,252)
Depreciation and amortization expense:
Life and annuity insurance operations	$792,490	$858,035
Premium finance operations	7,363	5,218
Corporate operations	4,729	2,843

Total	$804,582	$866,096

	December 31,
	2010	2009
Assets:
Life and annuity insurance operations	$55,436,841	$45,153,138
Premium finance operations	3,247,530	3,925,683
Corporate operations	2,904,490	738,022
Total	$61,588,861	$49,816,843

First Trinity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

13.	Comprehensive Income

The components of comprehensive income, net of related federal income taxes and adjustments to deferred acquisition costs, for the year ended December 31, 2010 and 2009 are summarized as follows:

	Year Ended December 31,
	2010	2009
Net income (loss)	$91,336	$(890,391)

Total net unrealized gains arising during the period
	597,626	2,677,901
Less: Net realized investment gains (losses)	159,300	(186,410)

Net unrealized gains	438,326	2,864,311

Total comprehensive income	$529,662	$1,973,920

Realized gains and losses on the sales of investments are determined based upon the specific identification method and include provisions for other-than-temporary impairments where appropriate.

14.	Concentrations of Credit Risk

Credit risk is limited by diversifying the Company’s investments.  The Company maintains cash and cash equivalents at multiple institutions.  The Federal Deposit insurance Corporation currently insures all non-interest bearings accounts.  Other funds are invested in mutual funds that invest in U.S. government securities.  Uninsured balances aggregate $2,192,570 at December 31, 2010.  The Company has not experienced any losses in such accounts.   The company has lottery prize receivables due from the states of Massachusetts, New York and Illinois in the amounts of $2,489,977, $2,244,228 and $863,519, respectively.

15.	Revolving Line of Credit

On April 30, 2009, FTCC renewed and modified its loan agreement with the First National Bank of Muskogee, to increase the revolving loan amount to $3,600,000.  The loan bore interest on the outstanding principal amount for each interest period at a rate per annum equal to the sum of the J.P. Morgan Chase Prime Rate at all times in effect plus the Prime Rate Margin of .25 of one percent. The rate had a floor of no less than 5% at any time.  FTFC was a guarantor on the loan.  The loan matured May 31, 2010 and was not renewed at the election of FTFC.  The maximum amount that was borrowed when the revolving loan was effective was $100,000.

16.	Contingent Liabilities

Guaranty fund assessments may be taken as a credit against premium taxes over a five-year period.  These assessments, brought about by the insolvency of life and health insurers, are levied at the discretion of the various state guaranty fund associations to cover association obligations.  It is management’s opinion that the effect of any future assessments would not be material to the financial position or results of operations of the Company because of the use of premium tax offsets.